UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Persons Filing Statement)

Common Stock

($0.01 par value)

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(610) 640-1775

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Orthovita, Inc., a Pennsylvania corporation (“Orthovita”). Orthovita’s principal executive offices are located at 77 Great Valley Parkway, Malvern, PA 19355 and its telephone number is (610) 640-1775.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is Orthovita’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on May 25, 2011, there were 77,032,307 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Orthovita is the person filing this Schedule 14D-9. Orthovita’s name, address and business telephone number are set forth in “Item 1. Subject Company Information — Name and Address,” which information is incorporated by reference.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Owl Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all outstanding Shares at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule TO”), filed by Purchaser and Stryker with the Securities and Exchange Commission (the “SEC”) on May 27, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). According to the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of Friday, June 24, 2011, unless the Offer is extended or earlier terminated. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Stryker, Purchaser and Orthovita. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Orthovita (the “Merger”), with Orthovita continuing as the surviving corporation and an indirect wholly-owned subsidiary of Stryker. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Orthovita or any wholly-owned subsidiary of Orthovita or by Stryker or Purchaser, which shares will be canceled and cease to exist or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law, if applicable, with respect to such Shares) will be canceled and converted into the right to receive $3.85 or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal and other related materials.

The Offer to Purchase states that the principal executive offices of each of Stryker and Purchaser are located at 2825 Airview Boulevard, Kalamazoo, MI 49002 and its telephone number is (269) 389-2600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Schedule 14D-9 or in the Information Statement of Orthovita attached to this Schedule 14D-9 as Annex I (the “Information Statement”), which is hereby incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of Orthovita, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between Orthovita or any of its affiliates and (i) Orthovita’s directors, executive officers or affiliates or (ii) Purchaser, Stryker or their respective directors, executive officers or affiliates. The Information Statement is being furnished to the Orthovita shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Stryker’s right (after acquiring a majority of the Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to the Board of Directors of Orthovita (the “Orthovita Board”) other than at a meeting of the Orthovita shareholders.

(a) Arrangements with Stryker and Purchaser

Merger Agreement

On May 16, 2011, Orthovita, Stryker and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 “The Merger Agreement; Other Agreements” and Section 15 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide investors with information regarding its terms and conditions. The Merger Agreement (and the summary thereof contained in this Schedule 14D-9) is not intended to modify or supplement any factual disclosures about Stryker, Purchaser or Orthovita in Orthovita’s or Stryker’s public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Orthovita, Stryker and Purchaser made to each other as of specific dates and has been negotiated among the parties thereto with the purpose (among other things) of establishing the circumstances in which (i) Stryker and Purchaser shall have the right to decline to accept for payment Shares tendered in connection with the Offer or (ii) a party may have the right to terminate the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among Orthovita, Stryker and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement, including qualifications set forth in confidential disclosure schedules delivered by Orthovita to Stryker and Purchaser in connection with the signing of the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among Orthovita, Stryker and Purchaser rather than establishing matters as facts. Accordingly, you should not rely on the representations, warranties and covenants as characterizations of the actual state of facts about Orthovita, Stryker or Purchaser.

The Merger Agreement also provides that promptly upon the acceptance for purchase by Purchaser pursuant to the Offer, and at all times thereafter, Stryker will be entitled to elect or designate a number of directors (the “Designees”), rounded up to the next whole number, to the Orthovita Board that is equal to the product of (i) the total number of directors on the Orthovita Board (after giving effect to any increase in the number of directors pursuant to Section 1.3 of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Stryker and its subsidiaries bears to the total number of Shares outstanding. Orthovita has agreed to promptly take all actions necessary to cause the Designees to be elected or appointed to the Orthovita Board, including increasing the size of the Orthovita Board (including by amending the Amended and Restated Bylaws of Orthovita, if necessary), increasing the number of directors and securing resignations from incumbent directors. Orthovita has also agreed to cause individuals designated by Stryker to constitute the number of members on (i) each committee of the Orthovita Board and (ii) if requested by Stryker, each board of directors of each of Orthovita’s subsidiaries (and each thereof), that represents the same percentage as such individuals represent on the Orthovita Board.

Notwithstanding the foregoing, following the election or appointment of the Designees to the Orthovita Board and until the Effective Time, Stryker and Purchaser have agreed that the Orthovita Board must include at least three Continuing Directors (as described below) and each committee of the Orthovita Board must include at least one Continuing Director. A “Continuing Director” is a person who was a member of the Orthovita Board as of May 16, 2011 or a person selected by the Continuing Directors then in office.

Following the election or appointment of the Designees until the Effective Time, the approval of a majority of the Continuing Directors, and, to the fullest extent permitted by applicable law, no other action by the Orthovita Board, is required for Orthovita to: (i) amend to terminate the Merger Agreement by or with the consent of Orthovita; (ii) extend the time for performance of any obligation or action under the Merger Agreement by Stryker or Purchaser; or (iii) waive or exercise Orthovita’s rights or remedies under the Merger Agreement, including the granting of any approval or consent of Orthovita required pursuant to the terms of the Merger Agreement and the waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Orthovita.

Confidentiality Agreement

On January 18, 2011, Orthovita and Stryker entered into a confidentiality agreement in connection with the consideration of a possible negotiated transaction involving Orthovita (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Stryker agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of Orthovita would be kept confidential and be used only for purposes of evaluating a possible transaction generally for a period of two years from the date of the Confidentiality Agreement. Stryker also agreed that it would only disclose the confidential information to its representatives or as may be required by law. Under the Confidentiality Agreement, Stryker also agreed, among other things, to certain “standstill” provisions for the protection of Orthovita for a period of eighteen months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Stryker would not solicit for employment certain of Orthovita’s employees. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Voting Agreements

As a condition to Stryker’s willingness to proceed with the transactions contemplated by the Merger Agreement, on May 16, 2011, concurrently with the execution of the Merger Agreement, Stryker and Purchaser entered into tender and voting agreements (collectively, the “Tender and Voting Agreements”) with Essex Woodlands Health Ventures Fund VII, L.P., one of Orthovita’s largest shareholders, and the following directors and officers of Orthovita: Christine J. Arasin, R. Scott Barry, Nancy C. Broadbent, Morris Cheston, Jr., Theodore Clineff, Kevin Connolly, Antony Koblish, Michael Leonard, Jeffrey Marx, Mary Paetzold, Maarten Persenaire, M.D., Christopher H. Smith, Paul G. Thomas, William E. Tidmore, Jr. and Paul Touhey (each a “Tendering Shareholder”). The Tendering Shareholders own an aggregate of 10,231,348 Shares representing approximately 13.3% of the outstanding Shares on the date of the Merger Agreement. The Tendering Shareholders also hold Options to acquire 6,279,248 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Shareholders upon the exercise of Options are subject to the provisions of the Tender and Voting Agreements.

Each Tendering Shareholder has agreed that, unless their respective Tender and Voting Agreement is terminated as described below, (i) the Tendering Shareholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer and (ii) the Tendering Shareholder will not withdraw or cause to be withdrawn any of the Tendering Shareholder’s Shares tendered in the Offer unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer.

Each Tendering Shareholder has also agreed that unless their respective Tender and Voting Agreement is terminated as described below, they will not: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of any or all of their Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; (v) exercise, or give notice of an intent to exercise, any Options unless the Shares underlying such Options become subject to their respective Tender and Voting Agreement upon such option exercise; or (vi) take any other action, other than in such Tendering Shareholder’s capacity as an officer or director of Orthovita, that would in any way restrict, limit or interfere with the performance of such Tendering Shareholder’s obligations under their respective Tender and Voting Agreement or the transactions contemplated thereby.

Each Tendering Shareholder irrevocably granted to, and appointed, Stryker and any designee of Stryker, the Tendering Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Tendering Shareholder, to vote their Shares, or to grant a consent or approval in respect of their Shares, in connection with any meeting of the shareholders of Orthovita or any action by written consent in lieu of a meeting of shareholders of Orthovita (i) in favor of the Merger or any other transaction pursuant to which Stryker or the Purchaser proposes to acquire Orthovita, whether by tender offer, merger, or otherwise, in which shareholders of Orthovita would receive consideration for their Shares equal to or greater than the consideration to be received by such shareholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving Orthovita and a third party, or any other proposal of a third party to acquire Orthovita. The Tendering Shareholders agreed to vote their Shares as instructed by Stryker in writing, if for any reason the proxy granted by each in the Tender and Voting Agreements is not irrevocable.

Each Tendering Shareholder also agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal; provided, however, that a Tendering Shareholder is not precluded from acting in its capacity as an officer or director of Orthovita, or taking any action in such capacity (including at the direction of the Orthovita Board), but only in either such case as and to the extent permitted by the Merger Agreement. Each Tendering Shareholder agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as defined in the Merger Agreement).

The Tender and Voting Agreements terminate upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

This summary of the Tender and Voting Agreements is qualified in its entirety by reference to the Tender and Voting Agreement entered into by Essex Woodlands Health Ventures Fund VII, L.P. and the form of Tender and Voting Agreement entered into by the other shareholders party thereto, copies of which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9, respectively, and incorporated herein by reference.

(b) Agreements and Arrangements with Current Executive Officers, Directors and Affiliates of Orthovita

In considering the recommendation of the Orthovita Board that Orthovita shareholders accept the Offer and tender Shares in the Offer, as set forth in Item 4 below under the heading “Recommendation of the Orthovita Board,” Orthovita shareholders should be aware that Orthovita’s directors, executive officers and affiliates may have agreements or arrangements with Orthovita and/or Stryker that may provide them with interests in the Offer and Merger that differ from, or are in addition to, those of other Orthovita shareholders. The Orthovita Board was aware of these agreements and arrangements (including employment agreements and other agreements and arrangements discussed in this Schedule 14D-9) during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9. Orthovita’s directors are R. Scott Barry, Morris Cheston, Jr., Antony Koblish, Mary Paetzold, Paul G. Thomas, William E. Tidmore, Jr. and Paul Touhey. Orthovita’s executive officers are Antony Koblish, Nancy C. Broadbent, Maarten Persenaire, M.D. and Christopher H. Smith (collectively, the “Executives”).

Executive Employment Agreements with Orthovita; New Employment Letter Agreements with Stryker

Orthovita is a party to the following agreements with the Executives: (i) the Amended and Restated Employment Agreement, dated as of March 9, 2010, by and between Orthovita and Antony Koblish (the “Koblish Employment Agreement”), (ii) the Amended and Restated Employment Agreement, dated as of March 9, 2010, by and between Orthovita and Nancy C. Broadbent (the “Broadbent Employment Agreement” and collectively with the Koblish Employment Agreement, the “Employment Agreements”), (iii) the Severance and Change of Control Agreement, dated as of August 4, 2010, by and between Orthovita and Christopher H. Smith (the “Smith Change of Control Agreement”), and (iv) the Severance and Change of Control Agreement, dated as of August 4, 2010, by and between Orthovita and Maarten Persenaire, M.D. (the “Persenaire Change of Control Agreement” and collectively with the Smith Change of Control Agreement, the “Change of Control Agreements”; and collectively with the Smith Change of Control Agreement and the Employment Agreements, the “Executive Employment Agreements”). As a condition to Stryker’s willingness to proceed with the transactions contemplated by the Merger Agreement, on May 16, 2011, concurrently with the execution of the Merger Agreement, Stryker entered into employment letter agreements with each of Antony Koblish (the “Koblish New Employment Letter Agreement”), Maarten Persenaire, M.D. (the “Persenaire New Employment Letter Agreement”) and Christopher H. Smith (the “Smith New Employment Letter Agreement” and, collectively with the Koblish New Employment Letter Agreement and the Persenaire New Employment Letter Agreement, the “New Employment Letter Agreements”). The New Employment Letter Agreements, which will become effective only upon the consummation of the Offer (the “Commencement Date”), set forth the compensation, eligibility for benefits and certain other terms of Messrs. Koblish’s, and Smith’s and Dr. Persenaire’s employment with Stryker and amend in certain respects such Executives’ existing Executive Employment Agreements. Except as expressly modified in their New Employment Letter Agreements, the terms of the Executive Employment Agreements will remain in full force and effect following the consummation of the Offer. Ms. Broadbent did not enter into an employment letter agreement with Stryker.

Under the Executive Employment Agreements with Messrs. Koblish and Smith and Dr. Persenaire, as amended by the New Employment Letter Agreements, as of the Commencement Date, (i) Antony Koblish, currently the President and Chief Executive Officer of Orthovita, will assume the role of Vice President and General Manager, Stryker Orthovita, (ii) Maarten Persenaire, M.D., currently the Chief Medical Officer of Orthovita, will assume the role of Vice President and Chief Medical Officer of Stryker Orthovita, and (iii) Christopher H. Smith, currently the Senior Vice President of Sales of Orthovita, will assume the role of Vice President, Sales and Marketing of Stryker Orthovita.

The current term of the Koblish Employment Agreement expires in April 2012 and the current term of the Broadbent Employment Agreement expires in May 2012. At the end of the current term under each of the Employment Agreements with Mr. Koblish and Ms. Broadbent, the term thereof renews for successive one year periods annually, unless either party thereto delivers written notice of non-renewal to the other party at least one hundred eighty days prior to the expiration of the then-current term. In addition, if a Change of Control (as defined below) occurs during the then-current term (which is anticipated to occur in connection with the transactions contemplated by the Merger Agreement), the term of each of the Employment Agreements with Mr. Koblish and Ms. Broadbent shall expire twelve months beyond the month in which the Change of Control occurs. The term of each of the Change of Control Agreements with Dr. Persenaire and Mr. Smith terminates upon the earliest of (i) Dr. Persenaire’s or Mr. Smith’s, as may be applicable, termination of his employment with Orthovita, (ii) the first anniversary of a Change of Control, and (iii) the date on which Dr. Persenaire or Mr. Smith, as may be applicable, while remaining employed by Orthovita, ceases to serve as an executive of Orthovita. The New Employment Letter Agreements provide that Messrs. Koblish and Smith and Dr. Persenaire are at-will employees and do not extend the term of any of the Executive Employment Agreements with Messrs. Koblish and Smith and Dr. Persenaire. The New Employment Letter Agreements further provide that notwithstanding their at-will employment status, the notice provisions set forth in the Executive Employment Agreements with Messrs. Koblish and Smith and Dr. Persenaire, as modified by the New Employment Letter Agreements, continue in full force and effect.

Each of the Executive Employment Agreements (including, to the extent applicable, as such Executive Employment Agreements are amended by the New Employment Letter Agreements) provides for certain compensation and benefits in the event that: (1) Orthovita terminates the Executive’s employment other than for “Cause”; (2) the Executive resigns for “Good Reason” within twelve months following a Change of Control of Orthovita (subject to the amendments contemplated by the New Employment Letter Agreements); or (3) a Change of Control of Orthovita occurs. The severance and change of control provisions for Messrs. Koblish and Smith and Dr. Persenaire under the Change of Control Agreements are the same as those extended to Mr. Koblish and Ms. Broadbent, except that (i) Mr. Koblish’s and Ms. Broadbent’s unvested equity awards granted prior to 2010 are subject to acceleration of vesting upon his or her termination by Orthovita without Cause prior to a Change of Control or more than twelve months following a Change of Control, (ii) Mr. Koblish’s cash severance benefit exceeds the cash severance benefit for Mr. Smith, Dr. Persenaire and Ms. Broadbent, and (iii) Ms. Broadbent did not enter into an employment letter agreement with Stryker and, therefore, the terms of the Broadbent Employment Agreement were not modified in the same manner as the Koblish Employment Agreement or the Change of Control Agreements.

Defined Terms

The following terms are used throughout this section and are applicable to the Executive Employment Agreements (including as such Executive Employment Agreements are amended by the New Employment Letter Agreements):

“Cause” means:

•	Executive is convicted of a felony;

•

in the reasonable determination of the Orthovita Board, Executive has committed an intentional act of fraud, embezzlement, or theft or engaged in gross negligence in connection with Executive’s duties in the course of his or her employment with Orthovita;

•

Executive intentionally breaches his or her obligations under the applicable Executive Employment Agreement, including inattention to or neglect of duties, that is materially harmful to Orthovita’s business; or

•	the failure by Executive to follow the lawful directives of Orthovita’s Chief Executive Officer or the Orthovita Board;

provided, however, that (other than in the case of actions or omissions set forth in the first two subcategories of “Cause” set forth above) Executive shall have been given reasonably detailed notice that such an event constituting Cause for termination has occurred and Executive does not cure within thirty days after receiving such written notice. For purposes of the definition of “Cause” an act or omission on the part of Executive is deemed to be “intentional” or “gross negligence” only if it was done by Executive in bad faith, not merely an error in judgment, and without reasonable belief that the act or omission was in the best interest of Orthovita.

“Change of Control” has the meaning set forth in the 2007 Omnibus Equity Compensation Plan, as amended (the “2007 Plan”). The acceptance by shareholders of payment for at least a majority of the outstanding Shares (on a fully diluted basis) would constitute a “Change of Control” under the 2007 Plan and, therefore, each of the Executive Employment Agreements.

“Good Reason” means the occurrence of any of the following events or conditions after a Change of Control:

•

a material diminution in Executive’s duties, responsibilities or authority; provided, however, under the New Employment Letter Agreements, Messrs. Koblish and Smith and Dr. Persenaire each agreed to waive any right he may have to resign for Good Reason due to a material diminution of his duties, responsibilities or authority following the Merger; provided further, however, under the New Employment Letter Agreements, commencing on the date that is seven months following the consummation of the Merger and continuing for thirty days thereafter, each of Messrs. Koblish and Smith and Dr. Persenaire would be eligible to receive the payments and benefits set forth under his Executive Employment Agreement if he resigned for Good Reason during such thirty-day period due to a material diminution of his duties, responsibilities or authority, and for such purpose, Stryker and Messrs. Koblish and Smith and Dr. Persenaire agreed that the terms of the New Employment Letter Agreements constitute a material diminution of the executives’ respective duties, responsibilities or authority;

•

a material reduction in Executive’s base salary except as part of an across the board reduction applicable to executives generally; provided, however, under the New Employment Letter Agreements, Stryker and Messrs. Koblish and Smith and Dr. Persenaire each agreed that, following the consummation of the Merger, the foregoing limitation on the ability to terminate his employment for Good Reason based on a reduction in Executive’s base salary for across the board reductions applicable to executives generally will be modified to include executives of both Stryker and Orthovita (rather than solely Orthovita); or

•	a failure of Orthovita to comply with any of the material terms of the applicable Executive Employment Agreement;

provided, however, any of the events or conditions described above will constitute Good Reason only if: (a) Executive provides Orthovita with reasonably detailed written notice that such an event constituting “cause for termination” has occurred; and (b) Orthovita does not remedy the event or condition within thirty days after receiving such written notice. In addition, the Executive must provide Orthovita such written notice within ninety days following the event that constitutes Good Reason and Executive’s termination must occur within one year following such event.

Termination without Cause; Resignation for Good Reason Following a Change of Control

If (a) Orthovita terminates any of the Executives without Cause or, within twelve months after the occurrence of a Change of Control, Executive resigns for Good Reason (subject to the amendments contemplated by the New Employment Letter Agreements), and (b) Executive executes a release waiving any and all current and future claims against Orthovita relating to his or her employment with, or termination by, Orthovita, such Executive would be entitled to:

•

in the case of Mr. Koblish, a cash amount equal to twenty-four months of his then current base salary, payable in normal installments in accordance with Orthovita’s payroll practices; provided, however, that such amount would equal only eighteen months of current base salary if the termination without Cause occurs prior to a Change of Control or more than twelve months after the occurrence of a Change of Control;

•

in the case of Ms. Broadbent, Mr. Smith or Dr. Persenaire, a cash amount equal to eighteen months of her or his then current base salary, payable in normal installments in accordance with Orthovita’s payroll practices; provided, however, that such amount would equal only twelve months of current base salary if the termination without Cause occurs prior to a Change of Control or more than twelve months after the occurrence of a Change of Control;

•

a pro rata bonus for the year in which Executive’s termination of employment occurs to the extent that such amount would have been earned in accordance with the terms of Orthovita’s annual incentive program, payable on the date on which other bonuses are paid for the year to other employees after the end of the year to which the bonus relates; provided, however, that in no event shall Executive’s pro rata bonus be paid later than March 15 of the calendar year following the fiscal year for which it was earned, except to the extent required to be delayed under section 409A of the Internal Revenue Code of 1986 (the “Code”);

•

an amount equal to the health care continuation coverage premium for Executive, her or his spouse and dependents until (x) the expiration of the period following Executive’s termination equal in duration to the severance period set forth in the first two bullet points above (twelve to twenty-four months, as applicable) or (y) Executive becomes eligible for coverage under a plan maintained by a new employer or under a plan maintained by her or his spouse’s employer, whichever is sooner, which amounts are payable monthly;

•

full vesting of all outstanding unvested stock options, restricted stock, restricted stock units and other equity rights held by Executive as of the date of such Executive’s termination without Cause or resignation for Good Reason (subject to the amendments contemplated by the New Employment Letter Agreements, as discussed herein) within twelve months after the occurrence of a Change of Control; provided, however, that equity awards granted to either Mr. Koblish or Ms. Broadbent after 2009 and equity awards granted to Mr. Smith or Dr. Persenaire at any time are not subject to acceleration of vesting upon termination of the executive’s employment without Cause prior to a Change of Control or more than twelve months after the occurrence of a Change of Control; and

•

to the extent not already paid, any annual bonus payable with respect to a calendar year that ended prior to that termination, accrued salary and any benefits accrued and due under any applicable benefit plans and programs of Orthovita.

The treatment described above with respect to outstanding stock options previously issued to the Executives is impacted by the terms of the Merger Agreement and the 2007 Plan. For a description of the treatment of outstanding stock options previously issued to the Executives, see the discussion in this Item 3 below under the heading “Treatment of Shares and Stock Options pursuant to the Merger Agreement –Treatment of Stock Options.”

If the Executive is determined to be a Specified Employee (as defined under section 409A of the Code), any amounts payable to such Executive upon separation from employment that are deferred compensation under section 409A of the Code shall be postponed and shall be paid in a lump sum after the first to occur of (i) the date that is six months following the Executive’s separation from employment or (ii) the Executive’s death. This section 409A postponement period shall not apply to (x) separation pay that is exempt from section 409A of the Code under the separation pay exemption and (y) amounts exempt from section 409A of the Code under the short term deferral exception. Each of the Executive Employment Agreements provides that if any amount or benefit to be paid or provided by Orthovita thereunder or under any other agreement to or for the benefit of the Executive would be an “excess parachute payment,” within the meaning of section 280G of the Code and subject to Code section 4999 excise taxes, then the payments and benefits to be paid or provided shall be reduced, but only to the extent that the net after-tax amount received after the reduction is greater than what the Executive would have received in the absence of a reduction.

Restrictive Covenants

Mr. Koblish is bound by certain non-competition and non-solicitation covenants which extend for a period of eighteen months following termination of his employment. Pursuant to his New Employment Letter Agreement, the duration of Mr. Koblish’s non-competition and non-solicitation covenants would be reduced to twelve months in duration.Each of Ms. Broadbent, Mr. Smith and Dr. Persenaire is bound by certain non-competition and non-solicitation covenants which extend for a period of twelve months following termination of his or her employment. Each of the Executives is bound by certain confidentiality obligations which survive termination of employment.

Cash Severance Payments to Executives

The following table sets forth our estimated cash severance payment obligations under each of the Executive Employment Agreements (as amended by the New Employment Letter Agreements) if, within twelve months after the occurrence of the Change of Control caused by the transactions contemplated by the Merger Agreement, Orthovita terminates any of the Executives without Cause or Executive resigns for Good Reason (subject to the amendments contemplated by the New Employment Letter Agreements). The amounts shown assume that the New Employment Letter Agreements shall be effective on June 30, 2011, that the salary rates in effect upon termination are the same as set forth in the New Employment Letter Agreements and that any such termination occurs thereafter. The amounts below do not include the payment of a $500,000 bonus to Mr. Koblish that is contingent upon the acceptance of Shares by Purchaser in the Offer, which bonus was approved on May 15, 2011 by the Orthovita Board, upon the recommendation of its compensation committee.

Under the terms of the New Employment Letter Agreements, each Executive party thereto also will be eligible to participate in any severance program or policy (the “Stryker Severance Programs”) that is maintained, and as may be amended from time to time, by Stryker for similarly situated employees on the same terms and conditions as provided to such similarly situated employees only to the extent such Executive is not entitled to severance or other similar benefits under the Executive’s Executive Employment Agreement. The following table does not include any amounts which may become payable under the terms of any Stryker Severance Program.

	Salary and Bonus (1)(2)
	Without Cause	Good Reason – Material Diminution in Duties (3)	Good Reason – Material Reduction in Salary (4)	Good Reason – Material Breach	Health and Welfare Benefits (1)(5)
Antony Koblish	$800,000	$0	$800,000	$800,000	$39,808
Nancy C. Broadbent	$438,150	$438,150	$438,150	$438,150	$29,855
Maarten Persenaire, M.D.	$416,400	$0	$416,400	$416,400	$29,855
Christopher H. Smith	$405,600	$0	$405,600	$405,600	$29,855

(1)	Assumes that the Executive executes and delivers a general release in favor of Orthovita.
(2)	Each Executive in each case where amounts are paid above would be entitled to receive a pro rata bonus for the year in which Executive’s termination of employment occurs to the extent that such amount would have been earned in accordance with the terms of Orthovita’s annual incentive program, payable on the date on which other bonuses are paid for the year to other employees after the end of the year to which the bonus relates. Such bonuses would be due solely to the extent that the compensation committee of Orthovita or the Orthovita Board determines the degree to which each applicable goal has been achieved. The table above does not include the payment of any bonuses. The maximum amount payable for bonuses to the Executives is as follows: Mr. Koblish—$280,000, Ms. Broadbent—$146,050, Dr. Persenaire—$138,800 and Mr. Smith—$135,200.
(3)

Assumes that none of Messrs. Koblish or Smith or Dr. Persenaire resign due to a material diminution of his duties, responsibilities or authority during the period beginning seven months following the consummation of the Merger and continuing for 30 days thereafter. If any of Messrs. Koblish or Smith or Dr. Persenaire

resign during such 30-day period due to a material diminution of his duties, responsibilities or authority they would be eligible to receive amounts as follows: Mr. Koblish—$800,000, Dr. Persenaire—$416,400 and Mr. Smith—$405,600.

(4)	For Messrs. Koblish or Smith or Dr. Persenaire, assumes that the applicable reduction in base salary is not an across-the-board salary reduction for executives of both Stryker and Orthovita.
(5)	Assumes costs at termination remain the same as costs as of May 25, 2011.

Compensation under New Employment Letter Agreements

Base salaries for each of Messrs. Koblish and Smith and Dr. Persenaire will be (as of the Commencement Date) the same under the New Employment Letter Agreements as under such Executives’ existing Executive Employment Agreements as set forth on the table below. Base salaries will be subject to increases in accordance with the terms of the applicable Executive Employment Agreement.

Name of Executive Officer	Base Salary
Antony Koblish	$400,000
Maarten Persenaire, M.D.	$277,600
Christopher H. Smith	$270,400

In addition, the target levels for annual bonuses for each of Messrs. Koblish or Smith or Dr. Persenaire will be the same under the New Employment Letter Agreements as under such Executives’ existing Executive Employment Agreements; namely, 70%, 50% and 50%, respectively, of each of their base salaries.

Under the New Employment Letter Agreements, each of Messrs. Koblish and Smith and Dr. Persenaire will also be eligible to receive a retention benefit with both cash and restricted stock unit (“RSU”) components (the “Retention Awards”). The cash portion of the retention benefit would be $400,000 for Mr. Koblish, $83,280 for Dr. Persenaire and $81,120 for Mr. Smith, which amounts vest and become payable on each of the first three anniversaries of the consummation of the Offer, 30% on each of the first two anniversaries and 40% on the third anniversary. Subject to approval by the compensation committee of Stryker’s board of directors, the RSU portion of the retention benefit would have a target value of approximately $600,000, $166,560 and $162,240 for Mr. Koblish, Dr. Persenaire and Mr. Smith, respectively, calculated as the number of units multiplied by the closing price of Stryker’s common stock on the date prior to the date the RSUs are granted. One-third of the RSUs would vest on each of the first three anniversaries of the date the RSUs are granted.

Under the New Employment Letter Agreements, each of Messrs. Koblish and Smith and Dr. Persenaire also will be eligible to receive a stock award in February 2012, subject to approval by the compensation committee of Stryker’s board of directors (the “Stryker Stock Awards”). The target amount of the award would be $618,000 for Mr. Koblish, $171,557 for Dr. Persenaire and $167,107 for Mr. Smith (calculated as the number of units times the grant date price) and the form of the award would be 50% in stock options and 50% in RSUs.

This summary of the Executive Employment Agreements and the New Employment Letter Agreements is qualified in its entirety by reference to the Executive Employment Agreements and the New Employment Letter Agreements, copies of which are filed as Exhibits (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), and (e)(11) to this Schedule 14D-9, respectively, and incorporated herein by reference.

Concurrently or shortly after execution of the Merger Agreement, Stryker also entered into employment letter agreements with seven other employees of Orthovita and expects to enter into an employment letter agreement with an additional employee. These letter agreements generally contain similar types of employment terms as described above with respect to the executive officers, though at varying levels than the levels that would be provided to the executive officers.

Treatment of Shares and Stock Options pursuant to the Merger Agreement

Treatment of Shares

The Orthovita directors and executive officers who tender their Shares for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Orthovita shareholders. As discussed above, each of the Orthovita directors and executive officers has entered into a Tender and Voting Agreement pursuant to which he or she agreed to (among other things) tender all of his or her Shares for purchase pursuant to the Offer.

Upon completion of the Offer, pursuant to their respective terms, each share of restricted stock issued under the 2007 Plan will vest and become exercisable. Upon consummation of the Merger, each share of restricted stock will be converted into the right to receive a cash payment equal to the Offer Price.

The approximate value of the cash payments that each Orthovita director and executive officer will receive in exchange for his or her Shares in the Offer, including restricted stock, is set forth in the table below. This information is based on the number of Shares held by the Orthovita directors and executive officers as of May 16, 2011, assuming the Merger is completed on June 30, 2011.

Name of Director or Executive Officer	Number of Shares	Cash Consideration
R. Scott Barry	13,150	$50,628
Morris Cheston, Jr.	32,972	$126,942
Antony Koblish	166,738	$641,941
Mary Paetzold	26,792	$103,149
Paul G. Thomas	14,100	$54,285
William E. Tidmore, Jr.	14,100	$54,285
Paul Touhey	39,272	$151,197
Nancy C. Broadbent	105,000	$404,250
Maarten Persenaire, M.D.	90,962	$350,204
Christopher H. Smith	33,351	$128,401

Treatment of Stock Options

As of immediately prior to the Effective Time, each option to purchase Shares that is outstanding (whether or not vested) will be canceled, and, in exchange therefor, each former holder of each such canceled option shall be entitled to receive, in consideration of the cancellation of such option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law) equal to the excess of the Offer Price over the per share exercise price of such option, if any, multiplied by the total number of Shares subject to such option.

Prior to the parties’ execution of the Merger Agreement, the compensation committee of the Orthovita Board and the Orthovita Board each determined that the performance criteria applicable to performance-based awards of outstanding options issued pursuant to the 2007 Plan were satisfied and, accordingly, all performance-based options issued pursuant to the 2007 Plan have become exercisable.

The approximate value of the cash payments that each Orthovita director and executive officer will receive in exchange for cancellation of his or her stock options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options prior to cancellation as of immediately prior to the Effective Time) is set forth in the table below. This information is based on the number of options held by Orthovita’s directors and executive officers as of May 16, 2011, assuming the Merger is completed on June 30, 2011.

Name of Director or Executive Officer	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options
R. Scott Barry	3,500	$—	24,500	$27,020	$27,020
Morris Cheston, Jr.	103,000	$47,525	31,500	$37,520	$85,045
Antony Koblish	1,272,020	$670,043	857,500	$863,100	$1,533,143
Mary Paetzold	115,083	$57,300	31,500	$37,520	$94,820
Paul G. Thomas	35,500	$23,750	31,500	$37,520	$61,270
William E. Tidmore, Jr.	35,500	$23,750	31,500	$37,520	$61,270
Paul Touhey	45,500	$45,500	31,500	$37,520	$83,020
Nancy C. Broadbent	93,750	$—	489,450	$301,890	$301,890
Maarten Persenaire, M.D.	422,793	$228,492	334,150	$355,355	$583,847
Christopher H. Smith	448,414	$146,846	313,750	$342,000	$488,846

This summary of the 2007 Plan is qualified in its entirety by reference to the 2007 Plan, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference.

Total of Shares and Stock Options

The approximate value of the aggregate cash payments that each Orthovita director and executive officer will receive in exchange for (i) his or her Shares in the Offer and (ii) cancellation of his or her stock options is set forth in the table below. This information is based on the number of Shares and stock options held by Orthovita’s directors and executive officers as of May 16, 2011, assuming the Merger is completed on June 30, 2011.

Name of Director or Executive Officer	Cash Consideration for Shares	Cash Consideration for Stock Options	Total Cash Consideration under Merger Agreement
R. Scott Barry	$50,628	$27,020	$77,648
Morris Cheston, Jr.	$126,942	$85,045	$211,987
Antony Koblish	$641,941	$1,533,143	$2,175,085
Mary Paetzold	$103,149	$94,820	$197,969
Paul G. Thomas	$54,285	$61,270	$115,555
William E. Tidmore, Jr.	$54,285	$61,270	$115,555
Paul Touhey	$151,197	$83,020	$234,217
Nancy C. Broadbent	$404,250	$301,890	$706,140
Maarten Persenaire, M.D.	$350,204	$583,847	$934,051
Christopher H. Smith	$128,401	$488,846	$617,248

Treatment of ESPP pursuant to the Merger Agreement

Under the Merger Agreement, Orthovita’s current offering period under the Orthovita Amended and Restated Employee Stock Purchase Plan, as amended (the “ESPP”) will continue until the earlier of the Effective Time or June 30, 2011. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated upon the earlier of the Purchase Date (as defined in the ESPP) for the Purchase Period (as defined in the ESPP) in effect at the Effective Time. Non-employee directors are not eligible to purchase shares in the ESPP.

The following table sets forth the number of Shares expected to be purchased by Orthovita’s executive officers under the ESPP at the end of the current offering period on June 30, 2011, assuming: (i) the executive officers do not withdraw from the offering prior to the end of the current offering period, (ii) a purchase price per Share of $2.03 (which is equal to 95% of the fair market value of a Share at the beginning of the current offering period) and (iii) the Effective Time has not then occurred:

Name of Executive Officer	Number of Shares to be Purchased
Antony Koblish	590
Nancy C. Broadbent	—
Maarten Persenaire, M.D.	—
Christopher H. Smith	—

Other than Mr. Koblish, no executive officer currently participates in the ESPP. If the Effective Time occurs prior to July 1, 2011, Mr. Koblish’s contributions to the ESPP during the second quarter of 2011 will be refunded to him and no shares will be purchased under the ESPP for the second quarter.

This summary of the ESPP is qualified in its entirety by reference to the ESPP, a copy of which is filed as Exhibit (e)(13) to this Schedule 14D-9 and incorporated herein by reference.

Indemnification, Exculpation and Insurance under Applicable Law, Company Bylaws, Company Articles of Incorporation and Indemnification Agreements

Section 1741 of the Pennsylvania Business Corporation Law of 1988 (the “PBCL”) provides Orthovita with the power to indemnify any person acting in his capacity as Orthovita’s representative who was, is or is threatened to be made a party to any threatened, pending or completed action or proceeding, other than an action by or in Orthovita’s right, for expenses, judgments, fines and amounts paid in settlement in connection with such action or proceeding. Section 1742 of the PBCL provides Orthovita with the power to indemnify any person acting in his capacity as Orthovita’s representative who was, is or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in Orthovita’s right for expenses in connection with such action or proceeding. Sections 1741 and 1742 require that the party to be indemnified to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, Orthovita’s best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Orthovita’s Amended and Restated Bylaws (the “Company Bylaws”) provide a right to indemnification against any liability incurred in connection with any proceeding in which a director, officer or any other designated indemnified representative may be involved as a party or otherwise by reason of the fact that such party is or was serving in a capacity as director, officer or authorized representative, respectively, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability; provided, however, indemnification is not available under the Company Bylaws in the following circumstances: (i) if indemnification is expressly prohibited by applicable law; (ii) if a final determination has been made under the Company Bylaws that the conduct of such party constitutes willful misconduct or recklessness under Pennsylvania law, or that such conduct is attributable to the receipt by such party from us of a personal benefit to which such party is not legally entitled; or (iii) to the extent indemnification has been finally determined to be otherwise unlawful. Indemnification is only provided to an indemnified party who initiates or participates as an intervenor or amicus curiae in a proceeding if such party obtains the approval of a majority of the Orthovita Board. The Company Bylaws provide for the advancement of expenses, including attorneys’ fees and disbursements, incurred in good faith by an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. The Company Bylaws authorize Orthovita to take steps to satisfy or secure its indemnification obligations, including maintaining insurance, obtaining a letter of credit, acting as a self-insurer, creating a reserve, trust, escrow, cash collateral or other fund or account, or using any other mechanism or arrangement as the Orthovita Board deems appropriate.

Orthovita’s Amended and Restated Articles of Incorporation (the “Company Articles of Incorporation”) provide that none of its officers shall be personally liable to Orthovita or Orthovita’s shareholders, and none of its directors shall be personally liable, for monetary damages for any action taken, or any failure to take any action, unless the director or officer has breached or failed to perform the duties of his or her office under the Company Articles of Incorporation or the Company Bylaws or applicable provisions of law and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Under Pennsylvania law, these provisions will not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to federal, state or local law. Orthovita maintains directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Orthovita has indemnification agreements with each of R. Scott Barry, Morris Cheston, Jr., Mary Paetzold, Paul G. Thomas, William E. Tidmore, Jr. and Paul Touhey pursuant to which Orthovita agreed to indemnify and advance to such directors expenses incurred by or on behalf of each such director in connection with any threatened, pending or completed action, suit, arbitration, alternative dispute resolution proceeding, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative (other than any action, suit or proceeding by or in the right of Orthovita), involving his or her capacity as a director of Orthovita, provided that the director acted in good faith and in manner that such director reasonably believed to be in or not opposed to the best interests of Orthovita and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Orthovita, Orthovita shall indemnify the director to the fullest extent permitted by Pennsylvania law. A director is not entitled to indemnification or advance of expenses under the applicable Indemnification Agreement with respect to any action, suit or proceeding, or any claim therein, initiated, brought or made by such director against Orthovita (unless a “change of control,” as defined in the Indemnification Agreement, has occurred), or against any other person other than Orthovita, unless approved in advance by the Orthovita Board.

The summary of the Company Bylaws, the Company Articles of Incorporation and the form of Indemnification Agreement is qualified in its entirety by reference to the form of Indemnification Agreement, the Company Articles of Incorporation and the Company Bylaws, copies of which are filed as Exhibits (e)(14), (e)(15) and (e)(16) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Indemnification, Exculpation and Insurance under Merger Agreement

Stryker has agreed that all rights to indemnification of and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of Orthovita (each, an “Indemnified Party”) to the extent that such persons are entitled to such rights pursuant to and as provided in the Company Articles of Incorporation, the Company Bylaws or any indemnification agreement between an indemnified party and Orthovita, in each case, as in effect on the date of the Merger Agreement, will remain in full force and effect for a period of six years after the Effective Time (or in the case of an indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement). Such rights will survive the Merger and will, for a period of six years after the Effective Time (or in the case of any indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement), not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any indemnified party without the prior consent of the affected indemnified party.

Stryker will also either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that is in effect at the date of the Merger Agreement covering acts or omissions at or prior to the Effective Time, or (ii) obtain, in consultation with Orthovita, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the effective time, on terms with respect to such coverage and amounts no less favorable to the covered persons than those of the current directors’ and officers’ policy. However, in no event will the aggregate costs of such insurance policies exceed in any one year during the six years after the Effective Time 150% of the aggregate premiums paid by Orthovita for such purpose with respect to 2010. The indemnification provisions are intended to be for the benefit of, and will be enforceable by, each Indemnified Party.

This summary of the indemnification provisions in the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Benefit Plans

Orthovita, as surviving corporation in the Merger (the “Surviving Corporation”), will provide employees of Orthovita and its subsidiaries who continue their employment with the Surviving Corporation or its subsidiaries following the Effective Time with employee benefits that are no less favorable in the aggregate than the employee benefits provided to similarly situated employees of Stryker, for a period commencing at the Effective Time and ending on the earlier of the date that is twelve months following the Effective Time, or the date on which the employment of such employee terminates. The Surviving Corporation has also agreed to provide employees of Orthovita and its subsidiaries who continue their employment with the Surviving Corporation or its subsidiaries following the Effective Time with at least the same wage rate or annual base salary as was provided to such employee immediately prior to the Effective Time and an opportunity to earn an amount of ordinary course annual performance bonus and commission opportunities that are substantially comparable to the opportunities available to such employee prior to the Effective Time, for a period commencing at the Effective Time and ending on the earlier of the date that is six months following the Effective Time, or the date on which the employment of such employee terminates. However, neither Stryker nor the Surviving Corporation will be required to either (1) retain any Orthovita employee or group of employees, or (2) retain any Orthovita benefit plan, other than as required by applicable law. Nothing in the Merger Agreement creates any third party beneficiary or other rights in any person other than the parties to the Merger Agreement, including Orthovita employees, former employees, any participant in any Orthovita benefit plan, or any dependant or beneficiary thereof.

Section 16 Matters

The Orthovita Board has adopted a resolution so that the disposition by any officer or director of Orthovita who is a covered person for purposes of Section 16 of the Exchange Act of Shares or options pursuant to the Merger Agreement, and the Offer and the Merger will be an exempt transaction for purposes of Section 16.

Rule 14d-10(d) Matters

The compensation committee (the “Compensation Committee”) of the Orthovita Board (which Compensation Committee is comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved the New Employment Letters and the other employment letter agreements described above in Item 3 “Past Contacts, Transactions, Negotiations and Agreements—(b) Agreements and Arrangements with Current Executive Officers, Directors and Affiliates of Orthovita—Executive Employment Agreements with Orthovita; New Employment Letter Agreements with Stryker” and will approve each agreement, arrangement or understanding entered into by Orthovita or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Orthovita Board

At a meeting of the Orthovita Board held on May 15, 2011, the Orthovita Board by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Orthovita’s shareholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Orthovita shareholders accept the Offer and tender their Shares in the Offer and, if required to consummate the Merger, vote for the adoption of the Merger Agreement.

Based on the foregoing, the Orthovita Board hereby recommends that the Orthovita shareholders ACCEPT the Offer, tender their Shares in the Offer and, if required to consummate the Merger, adopt the Merger Agreement.

A copy of the press release issued by Stryker and Orthovita announcing the transaction is filed as Exhibit (a)(5)(B) hereto and incorporated herein by reference. A copy of the letter to the Orthovita shareholders communicating the Orthovita Board recommendation is filed as Exhibit (a)(2) hereto and incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Transaction

The following chronology summarizes the key meetings and events that led to Orthovita’s signing of the Merger Agreement. In this process, Orthovita held many conversations, both by telephone and in person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of Orthovita or between Orthovita and other parties.

As part of Orthovita’s strategic planning process, the Orthovita Board and members of its management have regularly reviewed and evaluated Orthovita’s business and operations, product development pipeline and the competitive position of its products, as well as Orthovita’s overall competitive position and strategic plans and alternatives, all with a goal of enhancing shareholder value. Orthovita’s business strategy has included efforts to develop new products and to acquire rights to technologies believed to offer opportunities to develop new or strategically complementary products. From time to time, Orthovita has received inquiries and has engaged in discussions regarding a potential acquisition of Orthovita with interested third parties. The Orthovita Board and management consistently have considered the value offered to shareholders as well as the risks and uncertainties faced by Orthovita when assessing the interest of third parties in acquiring Orthovita and when seeking to obtain rights to attractive new products and technologies.

In March 2010, Antony Koblish, Orthovita’s President and Chief Executive Officer, participated in a conference call with executives of Company A during which the executives of Company A expressed interest in the acquisition of Orthovita. Orthovita and Company A entered into a mutual confidentiality agreement which was followed by a management presentation to Company A by Orthovita’s management at Orthovita’s offices in April 2010 and a follow-up meeting with executives of Company A in May 2010. The valuation of Orthovita was not discussed at any of these meetings.

On May 11, 2010, the Orthovita Board held a telephonic meeting in which members of management and representatives of Duane Morris LLP (“Duane Morris”), Orthovita’s outside corporate counsel, and J.P. Morgan Securities LLC (“J.P. Morgan”), Orthovita’s financial advisor, also participated. Mr. Koblish reviewed with the Orthovita Board the discussions with Company A. The Orthovita Board discussed plans for considering the inquiry by Company A and other strategic inquiries that might arise.

In July 2010, Mr. Koblish participated in a conference call with an executive representative of Company B. The representative expressed Company B’s interest in the acquisition of Orthovita. The valuation of Orthovita was not discussed.

During an executive session of a regularly scheduled meeting of the Orthovita Board on July 27, 2010, Mr. Koblish briefly summarized the ongoing discussions with Company A and Company B described above.

From September 2010 through early November 2010, Mr. Koblish had further conversations regarding a possible combination with Company A and received verbal indications of interest in an acquisition of Orthovita from executives of Company C and Company D, which had also approached Orthovita at that time. The valuation of Orthovita was not discussed during any of these discussions.

On November 5, 2010, Company A sent to Orthovita a written non-binding proposal to acquire Orthovita for $3.50 per share. The proposal indicated that it was subject to due diligence by Company A, negotiation of definitive acquisition agreements and other conditions. The proposal did not indicate any specific time frame for a response by Orthovita.

On November 11, 2010, Orthovita entered into a confidentiality agreement with Company D and an affiliated company which was followed by a management presentation to Company D and its affiliated company on November 12, 2010. On November 12, 2010, Mr. Koblish met with an executive of Company E during which the executive expressed interest in an acquisition of Orthovita. The valuation of Orthovita was not discussed.

On November 12, 2010, the Orthovita Board held a telephonic meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. Mr. Koblish reviewed with the Orthovita Board the various conversations with potential purchasers, including Companies A, C, D and E. The Orthovita Board discussed whether it was the right time to consider a sale of Orthovita and the risks relating to a sale process, including diversion of management’s time and attention and risk of premature public disclosure. The Orthovita Board’s view was that a proposal would need to offer a compelling value to Orthovita’s shareholders to move forward. The Orthovita Board requested that J.P. Morgan present further materials and analysis regarding standalone valuation and potential strategic alternatives at the Orthovita Board’s regularly scheduled Board meeting on December 8, 2010.

On November 17, 2010, Orthovita and Company E entered into a confidentiality agreement. This was followed by a management presentation to Company E by Orthovita’s management on November 19, 2010.

On December 3, 2010, Company E sent Orthovita a written non-binding proposal to acquire Orthovita for up to $3.00 per share. The proposal indicated that it was subject to due diligence by Company E, negotiation of definitive acquisition agreements and other conditions. The proposal requested that Orthovita respond to the proposal within five business days.

On December 8, 2010, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. J.P. Morgan presented materials and analysis regarding the two written non-binding proposals that had been received by Orthovita from Company A and Company E, other potential purchasers, a preliminary valuation summary of Orthovita, and potential strategic and financing alternatives. Following the discussion, the Orthovita Board instructed J.P. Morgan to provide more detailed analysis on strategic alternatives other than an outright sale of Orthovita and to develop a comprehensive list of potential strategic buyers. The Orthovita Board also formed a transaction committee (the “Transaction Committee”) to review J.P. Morgan’s proposed list of buyers to be invited to participate in a bidding process, as well as the process itself.

Following the meeting, Mr. Koblish orally informed executives of Company A and Company E that their respective proposals were not compelling and that Orthovita was not for sale at the price that they had indicated, but that the Orthovita Board would be willing to engage in further discussions if they could see a pathway to a significant increase in value.

On December 22, 2010, the Transaction Committee of the Orthovita Board held a telephonic meeting which was also attended by certain members of Orthovita’s management and representatives of J.P. Morgan. During this meeting, J.P. Morgan presented the proposed list of parties to be invited to a bidding process for the potential acquisition of Orthovita. The parties were identified by Orthovita management and J.P. Morgan as those with a high likelihood of interest in a possible transaction with Orthovita based on, among other things, a good strategic fit with Orthovita, either through a complementary product portfolio or leveragable sales, marketing and distribution capabilities, and with sufficient financial resources to acquire Orthovita. After discussion, the Transaction Committee amended and approved the list presented by J.P. Morgan and approved the process outlined by J.P. Morgan. J.P. Morgan also updated the Transaction Committee on Orthovita’s responses to the proposals made by Company A and Company E and provided an overview of strategic alternatives other than an outright sale of Orthovita.

Commencing on January 3, 2011 and continuing for approximately two weeks, representatives of J.P. Morgan contacted the ten potential buyers approved by the Transaction Committee, including Stryker and Companies A, B, C and F. Four of the parties contacted by representatives of J.P. Morgan indicated that they were not interested in pursuing a potential transaction with Orthovita. Six of the parties contacted expressed interest in receiving additional information or otherwise pursuing a potential transaction with Orthovita.

Between January 6, 2011 and January 21, 2011, Orthovita made management presentations to six companies, including Stryker and Companies A, B, C and F. All of the companies were subject to confidentiality agreements.

On January 26, 2011, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. A representative of J.P. Morgan reviewed with the Orthovita Board the interest expressed by potential acquirors, including meetings with management.

On February 2, 2011, J.P. Morgan sent process letters to Stryker and four other companies, excluding Company B which previously indicated it was dropping out of the process, requesting written preliminary non-binding indications of interest by February 10, 2011. Prior to the requested response date, three of the potential purchasers that attended meetings with Orthovita management, including Companies A and C, informed J.P. Morgan or Orthovita that they would not submit bids due to a belief that they would not be able to provide sufficient value to Orthovita shareholders. Two of these parties were specific, indicating ranges of $3.00 and $3.25 per share.

After receipt of the process letter, representatives from Company F indicated that Company F would not be able to meet the February 10 bid date, but expressed strong continued interest in an acquisition Orthovita on an extended time frame. On February 9, 2011, representatives of Company F and Orthovita’s management participated in a follow-up to the January management presentation.

On February 14, 2011, J.P. Morgan received a written preliminary, non-binding indication of interest from Stryker to acquire all of the outstanding capital stock of Orthovita for $3.50 to $4.00 per share in cash, subject to due diligence and the approval of Stryker’s board of directors and senior management.

On February 15, 2011, Mr. Koblish met with a representative of Company F. During their conversation, Company F expressed continued interest in acquiring Orthovita, but indicated that timing for a formal acquisition proposal would be protracted.

On February 16, 2011, representatives of J.P. Morgan met with representatives of Company F and its financial advisor to discuss Orthovita. They reiterated Company F’s desire to pursue the transaction, but informed J.P. Morgan that it would take Company F until late February or early March to respond with a view on valuation.

On February 21, 2011, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. A representative of J.P. Morgan updated the Orthovita Board regarding the level of interest of potential acquirors and the initial indications of interest received to date. The Orthovita Board recognized the strong interest of Company F in pursuing an acquisition, but was concerned that Company F’s inability to proceed on a timely basis might adversely affect Orthovita’s negotiating position. Accordingly, the Orthovita Board authorized J.P. Morgan to invite Stryker to submit a bid.

On March 1, 2011, J.P. Morgan sent Stryker a written process letter setting forth guidelines with respect to the timing and procedures for submitting a definitive proposal to acquire Orthovita. Pursuant to the terms of the letter, a best and final proposal was to be submitted in writing by noon, Eastern Daylight Time, on March 31, 2011. Stryker and its advisors were also given access to Orthovita’s secure online electronic data room. During the period from March 1, 2011 through May 16, 2011, Stryker reviewed the materials in Orthovita’s electronic data room and engaged in business and legal due diligence and submitted a number of requests for additional due diligence information.

On March 3, 2011, representatives of J.P. Morgan made a presentation to the Orthovita Board at a regularly scheduled board meeting. A representative of Duane Morris was present during this presentation, which included an updated preliminary valuation summary, the feedback received to date from prospective acquirors and a detailed analysis of other strategic alternatives.

Between March 10 and May 7, 2011, representatives of Stryker and Orthovita and their respective advisors participated in several telephonic conference calls and in-person meetings to discuss a variety of matters, including those relating to international and domestic sales, corporate development, operations, intellectual property, finance, tax, human resources, clinical, regulatory compliance, research and development and legal matters.

On March 11, 2011, J.P. Morgan had a conversation with Company F’s financial advisor. In this conversation, the two financial advisors discussed in more specific terms the progress being made by Company F in its consideration of an acquisition of Orthovita. Company F’s financial advisor confirmed its client’s interest and explained the timing issues faced by Company F. J.P. Morgan noted that Company F was falling behind in the process being conducted by J.P. Morgan.

On March 18, 2011, Orthovita provided Stryker with a proposed Merger Agreement.

On March 25, 2011, following contact the previous day with Mr. Koblish, a representative from Company F contacted R. Scott Barry, a member of the Orthovita Board and a partner of Essex Woodlands Health Ventures, one of Orthovita’s largest shareholders, to reiterate Company F’s interest in an acquisition of Orthovita and state its anticipated valuation of between $3.50 and $4.00 per share. Mr. Barry promptly communicated the substance of this conversation to Orthovita.

On March 28, 2011, Mr. Koblish had dinner with a representative of Stryker where that representative reiterated Stryker’s strong desire to acquire Orthovita and described the strategic rationale and integration strategy that Stryker was formulating for the business. At that dinner, the Stryker representative also indicated that Stryker would not be able to meet the March 31 bid deadline and would need more time to finalize its internal review and approval process.

On March 29, 2011, J.P. Morgan received a telephone call from Stryker’s financial advisor, Citigroup Global Markets Inc., which confirmed on behalf of Stryker that Stryker would not be able to meet the March 31 deadline and indicating that Stryker would need at least one to two weeks of additional time to submit a proposal. J.P. Morgan asked for confirmation of that timetable along with an update on the status of Stryker’s due diligence.

On April 1, 2011, J.P. Morgan received a telephone call from Stryker’s financial advisor, which confirmed on behalf of Stryker that Stryker was preparing a proposal that would likely be available by April 14, 2011 and that the proposal would likely be at the $3.60 per share level.

On April 5, 2011, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. A representative of J.P. Morgan updated the Orthovita Board regarding the negotiations with Stryker and the discussions with Company F.

On April 12, 2011, Company F called Mr. Koblish to express continued interest in acquiring Orthovita, noting continued protraction of its schedule.

On April 14, 2011, Orthovita received a non-binding proposal from Stryker to acquire 100% of the outstanding equity of Orthovita for $3.70 per share in cash, not contingent on any financing condition, subject to the negotiation of definitive agreements. The proposal stated that it was contingent upon completion of due diligence and approval of the transaction by Stryker’s board of directors. The proposal also indicated that any transaction would be subject to receipt of required governmental and third party approvals, consents and waiver, including clearance under the Hart-Scott-Rodino Improvements Act of 1976. The proposal further indicated that Stryker would anticipate entering into new employment agreements with certain members of Orthovita’s senior management concurrently with the execution of a definitive merger agreement. The proposal was accompanied by Stryker’s comments to the draft of the Merger Agreement. As reflected in Stryker’s comments to the Merger Agreement, Stryker’s proposal was also subject to entering into tender and voting agreements related to the Offer and Merger with directors, executive officers and a shareholder of Orthovita.

From April 17, 2011 to May 4, 2011, representatives of Stryker and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Stryker’s outside legal counsel, and representatives of Orthovita, Duane Morris and J.P. Morgan negotiated the terms and conditions of the Merger Agreement, including, in particular, the conditions to the consummation of the Offer, the circumstances in which Orthovita could consider unsolicited acquisition proposals made by third parties as well as the terms upon which Orthovita might be required to pay a fee upon termination of the Merger Agreement and the amount of such termination fee, the remedies available to either party in the event of termination or breach of the Merger Agreement, the definition of material adverse effect and qualifications to Orthovita’s representations and warranties and certain provisions intended to protect certain employee benefits. These parties also negotiated the terms of the Tender and Voting Agreement related to the Offer and Merger that Stryker was seeking from Orthovita’s directors, executive officers and another shareholder of Orthovita.

On April 18, 2011, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. A representative of J.P. Morgan updated the Orthovita Board regarding the proposal submitted by Stryker on April 14, as well as the status of Company F’s timing for potentially entering the auction process being conducted by J.P. Morgan.

On April 21, 2011, J.P. Morgan spoke with a representative from Company F. During their conversation, the representative from Company F confirmed Company F’s continued interest in acquiring Orthovita and expressed the desire to discuss a transaction after Company F released its operating results for the first quarter of 2011.

On April 22, 2011, the Orthovita Board held a meeting that was also attended by members of management and representatives of Duane Morris and J.P. Morgan. A representative of J.P. Morgan updated the Orthovita Board regarding the negotiations with Stryker and communications with Company F. After discussion, the Orthovita Board instructed J.P. Morgan to inform Stryker that it was not prepared to accept Stryker’s current proposal at that time in light of the continued interest expressed by a credible third party in possibly acquiring Orthovita, but would consider the proposal attractive should Stryker express a willingness to increase its proposed purchase price above $3.70 per share. The Board authorized J.P. Morgan to attempt to negotiate a higher value from Stryker. The Orthovita Board acknowledged that Company F’s stated timeline would make Company F unable to proceed in a timely fashion.

On April 23 and April 24, 2011, representatives of J.P. Morgan and Stryker’s financial advisor spoke several times. J.P. Morgan indicated that the Orthovita Board believed that a higher valuation was warranted than was reflected in Stryker’s proposal, but would be prepared to consider Stryker’s proposal if Stryker could improve its proposed purchase price to a higher level.

On April 25, 2011, representatives of Stryker’s financial advisor contacted J.P. Morgan and indicated, on behalf of Stryker, that Stryker had revised its proposed purchase price to $3.85 per share, which reflected the highest and best price Stryker would offer for Orthovita. J.P. Morgan promptly communicated Stryker’s increased price to Mr. Koblish and the Board. After discussions among Mr. Koblish and the other members of the Orthovita Board, Mr. Koblish informed J.P. Morgan that the Orthovita Board was prepared to proceed with negotiations with Stryker on the basis of its increased proposal. Later that day, J.P. Morgan informed Stryker’s financial advisor that Orthovita was prepared to proceed with negotiations with Stryker on the basis of its revised proposal.

On April 28, 2011, Orthovita, Stryker and King & Spalding LLP (“K&S”) and Lerner, David, Littenberg, Krumholz & Mentlik LLP (“Lerner David”), two law firms representing Stryker in manufacturing, quality and intellectual property matters, entered into a trade secret confidentiality agreement pursuant to which Orthovita agreed to furnish K&S and Lerner David with confidential information relating to Orthovita’s trade secrets relating to manufacturing processes and product formulations. Promptly after they entered into the trade secret confidentiality agreement, K&S and Lerner David began their due diligence review of Orthovita’s manufacturing processes and intellectual property matters, respectively.

On April 29, 2011, representatives of Orthovita met with representatives of Stryker to discuss the employment agreements currently in place with certain Orthovita officers and proposed terms for the continued employment of Messrs. Koblish and Smith, Dr. Persenaire and certain other members of Orthovita’s senior management following the transaction. Ms. Broadbent was informed that her services would not be required following the merger and that she could expect to receive certain payments and benefits to which she is entitled under her existing employment agreement with Orthovita. Also at this meeting, Messrs. Koblish and Smith and Dr. Persenaire were provided with draft employment letters setting forth the proposed terms of their continued employment following the transaction. During the period from April 29, 2011 through May 3, 2011, the parties negotiated the terms of the employment letters for Messrs. Koblish and Smith, Dr. Persenaire and certain members of Orthovita’s senior management, which letters would be effective following the consummation of the transaction.

On May 1, 2011, the Orthovita Board held a meeting that was also attended by members of management and a representative of Duane Morris. Prior to calling the meeting to order, the representative of Duane Morris provided a brief update regarding the status of negotiations with Stryker and related documentation and responded to questions raised by the directors.

On May 4, 2011, the Orthovita Board convened a special meeting with Orthovita’s senior management, and representatives of Duane Morris and J.P. Morgan. All of the directors were present. Before the Orthovita Board convened, the directors received various materials relating to their review of the proposed transaction, including a draft copy of the Merger Agreement, a list of open issues with the Merger Agreement prepared by Duane Morris and a presentation by J.P. Morgan. Representatives of Duane Morris reviewed the fiduciary duties of the

Orthovita Board in connection with their consideration of a potential transaction with Stryker and gave an update on the status of the Merger Agreement negotiation and reviewed open issues. Representatives of J.P. Morgan reviewed with the Orthovita Board its preliminary financial analyses of the proposed transaction.

During the period from May 4 through May 13, 2011, Stryker performed additional due diligence review of the manufacturing processes and quality control procedures for certain of Orthovita’s product lines and, through K&S and Lerner David, performed an in-depth due diligence review relating primarily to manufacturing processes, quality control procedures and product formulations and which may have involved the review of certain of Orthovita’s trade secrets.

On May 13, 2011, Stryker’s advisors contacted J.P. Morgan to indicate on behalf of Stryker that Stryker had completed its additional due diligence and was prepared to proceed to final negotiation of the Merger Agreement.

On May 14, 2011 and May 15, 2011, Skadden and Duane Morris negotiated the terms of the draft merger agreement and ancillary documents.

At 7:00 p.m. Eastern Daylight Time on May 15, 2011, the Orthovita Board convened a special meeting with Orthovita’s senior management, and representatives of Duane Morris and J.P. Morgan. All of the directors were present. Before the Orthovita Board convened, the directors received various materials relating to their review of the proposed transaction, including a copy of a draft of the Merger Agreement, a list of open issues with the Merger Agreement prepared by Duane Morris, draft resolutions approving the transaction to be considered by the Orthovita Board and a presentation by J.P. Morgan. Representatives of Duane Morris reviewed again the fiduciary duties of the Orthovita Board in connection with its consideration of a potential transaction with Stryker and gave an update of the status of negotiation of the Merger Agreement and the resolution of the issues discussed at the May 4, 2011 Orthovita Board meeting. Representatives of J.P. Morgan reviewed with the Orthovita Board its financial analyses of the proposed transactions. At the conclusion of its presentation, J.P. Morgan rendered to the Orthovita Board its oral opinion (which was subsequently confirmed in writing) as described under “—Opinion of Financial Advisor to Orthovita’s Board of Directors” to the effect that, as of the date of such opinion, and subject to and based on the factors, assumptions, limitations and qualifications set forth in such opinion, the consideration to be paid to the holders of Shares pursuant to the Offer and the Merger were fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, which sets forth, among other things, the assumptions made and limitations and qualifications of the review undertaken, matters considered and procedures followed with respect to its opinion, is attached to this Schedule 14D-9 as Annex II. Representatives of Duane Morris reviewed resolutions approving the Offer, Merger and the Merger Agreement and the related agreements with the Orthovita Board. In the course of its deliberations, the Orthovita Board considered a number of factors, including those described more fully below under “Reasons for the Recommendation of the Orthovita Board.” The Orthovita Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Orthovita’s senior management and the Orthovita Board, which are also described more fully below under “Reasons for the Recommendation of the Orthovita Board.” Prior to the final discussion and vote on the Merger Agreement, Mr. Koblish, who would be receiving a New Employment Letter Agreement from Stryker with respect to future employment, recused himself. Following this discussion, the Orthovita Board, by unanimous vote of the six members voting: (i) determined that the terms of the Offer and the Merger as set forth in the Merger Agreement were fair to and in the best interests of Orthovita and Orthovita’s shareholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Orthovita shareholders accept the Offer and tender their Shares in the Offer and, if required to consummate the Merger, adopt the Merger Agreement.

Later in the evening on May 15, 2011 and early morning May 16, 2011, representatives of Stryker, Skadden, Orthovita and Duane Morris finalized the Merger Agreement and other transaction documents.

On May 16, 2011, Stryker, Purchaser and Orthovita executed the Merger Agreement. In addition, on that date, the Tender and Voting Agreements and the New Employment Letter Agreements were executed and delivered by the parties thereto.

On May 16, 2011, before the opening of the market, Stryker and Orthovita issued press releases announcing the transaction.

On May 27, 2011, Purchaser commenced the Offer.

Reasons for the Recommendation of the Orthovita Board

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Orthovita Board consulted with Orthovita’s management and its outside legal and financial advisers and, in recommending that Orthovita’s shareholders accept the Offer and tender their Shares into the Offer and, if required to consummate the Merger, adopt the Merger Agreement, the Orthovita Board considered a number of factors, including, without limitation, the following:

•	Historical Trading Prices; Premium to Market Price. The relationship of the Offer Price of $3.85 per share to current and historical market prices of the Shares. The Offer Price represents:

•	a 41.0% premium to the closing price of the Shares on May 13, 2011, the last full day of trading before the May 16, 2011 public announcement of the Merger Agreement;

•	a 56.5% premium to the closing price of the Shares on the trading day 90 days prior to May 16, 2011; and

•	an 80.6% premium to the closing price of the Shares on the trading day 180 days prior to May 16, 2011.

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Business and Financial Condition and Prospects of Orthovita. The business, operations, prospects, business strategy, properties, assets and financial condition of Orthovita, and the certainty of realizing a compelling value in cash for the Shares in the Offer compared to the risk and uncertainty associated with the operation of Orthovita’s business (including regulatory approvals or clearances necessary to make or sell its products, the commercial success of its products, the competitive landscape in the orthobiologic and biosurgery industry, the effects of new health care reform legislation, and the other risk factors set forth in Orthovita’s Annual Report on Form 10-K for the year ended December 31, 2010) in a highly volatile and unpredictable business environment. Based on these considerations, the Orthovita Board believes that the Offer Price would result in greater value to Orthovita’s shareholders than pursuing its current business plan and strategy.

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Review of Strategic Alternatives. The Orthovita Board’s belief, after a thorough review of strategic alternatives and discussions with Orthovita’s legal and financial advisers, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of Orthovita than the potential value that might have resulted from other strategic opportunities readily available to Orthovita, including remaining an independent company and pursuing Orthovita’s strategic plan, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

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Solicitation Process. The contact by JPMorgan, at the direction of the Orthovita Board, with ten potential acquirers to determine their interest in acquiring Orthovita if the Orthovita Board decided to pursue a change of control transaction and the Orthovita Board’s belief that Orthovita’s efforts to market itself to potentially interested parties, with the assistance of JPMorgan, constituted a thorough, fair and full process to ensure that the $3.85 per Share consideration to be paid to the Orthovita shareholders in the Offer and in the Merger was the highest offer that could reasonably be expected to be obtained for Orthovita within an acceptable timeframe and without unacceptable contingencies or risks to the completion of a transaction.

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Uncertainty of Alternative Transactions. The risk that another attractive transaction would not be available if Orthovita declined to enter into a definitive agreement for a transaction with Stryker, and the risks to Orthovita and the proposed transaction with Stryker from extending the solicitation process before signing the Merger Agreement, including Stryker’s position that the Offer Price was its highest and best price and the possibility that the transaction with Stryker would no longer be available if signing of the Merger Agreement was delayed, the risk of premature public disclosure of discussions, distractions to management, and the Orthovita Board’s evaluation of the uncertain timing and value associated with other indications of interest as compared to the certain price and readily executable transaction offered by Stryker.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to Orthovita’s shareholders.

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Full and Fair Value. The Orthovita Board’s belief that the Offer Price of $3.85 per Share represents full and fair value for the Shares, taking into account the Orthovita Board’s familiarity with Orthovita’s current and historical financial condition, results of operations, business, competitive position and prospects as well as Orthovita’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company.

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Timing of Completion. The anticipated timing of the consummation of the Offer and the Merger and the structure of the transaction as a tender offer, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

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Opinion and Financial Presentation of JPMorgan. The financial presentation and opinion of JPMorgan, dated May 16, 2011, to the Orthovita Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares of the $3.85 per share in cash to be paid to such holders in the Offer and the Merger pursuant to the Merger Agreement, as more fully described below in this Item 4 under “Opinion of Financial Advisor to Orthovita’s Board of Directors” and as set forth in its entirety as Annex II hereto and incorporated herein by reference.

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No Financing Condition. The representation and warranty of Stryker and the Purchaser in the Merger Agreement that they will have sufficient funds to purchase all of the outstanding Shares in the Offer and to pay the Merger consideration. The Orthovita Board reviewed Stryker’s financial condition and the ability of the Purchaser to have sufficient funds to complete the Offer and the Merger in a timely manner.

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Merger Agreement Terms and Conditions. The terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations under the Merger Agreement, and the circumstances upon which the parties may terminate the Merger Agreement, and the impact on the parties upon such termination.

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Ability to Accept a “Superior Proposal.” The provisions of the Merger Agreement that, in certain circumstances, give the Orthovita Board the ability, should Orthovita receive an unsolicited superior proposal, to furnish information and conduct negotiations with a third party, and to enter into an agreement for a superior proposal after complying with certain requirements, including payment of a termination fee of approximately $9.9 million.

In the course of its deliberations, the Orthovita Board also considered a number of uncertainties and risks concerning the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the following:

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Restrictions on Soliciting Competing Proposals. The restrictions the Merger Agreement imposes on soliciting competing proposals and the customary matching right in favor of Stryker prior to any termination of the Merger Agreement by Orthovita to accept a superior proposal.

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Effect of Termination Fee. The fact that Orthovita must pay Stryker a termination fee of approximately $9.9 million if the Merger Agreement is terminated in certain circumstances. The Orthovita Board considered the possibility that the termination fee payable by Orthovita to Stryker may discourage other bidders and, if the Merger Agreement is terminated in certain circumstances, affect Orthovita’s ability to enter into an agreement for, or consummate, another transaction for up to 12 months following the termination date should the Offer not be completed.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the Offer and the Merger in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Orthovita Board further considered the fact that, if the Offer and the Merger are not completed, Orthovita’s executive officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Orthovita Board further considered the fact that, if the Offer and the Merger are not completed, the market’s perception of Orthovita’s continuing business could potentially result in a loss of customers, employees and other business relationships.

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Pre-Closing Covenants. Under the terms of the Merger Agreement, Orthovita agreed that it will carry on its business in all material respects in the ordinary course consistent with past practice and, subject to specified exceptions, that Orthovita will not take a number of actions related to the conduct of its business without the prior written consent of Stryker. The Orthovita Board further considered that these terms may limit the ability of Orthovita to pursue business opportunities that it might otherwise pursue.

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Future Growth and Profits. The fact that upon the consummation of the Offer and the Merger Orthovita will no longer exist as an independent public company and, as a result, Orthovita’s shareholders will be unable to participate in any future earnings growth or receive any benefit from any future increase in value of Orthovita.

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Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on Orthovita’s operations, customers, employees and other business relationships, and its ability to attract and retain key personnel.

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Taxable Transaction. The fact that the all-cash consideration in the transactions contemplated by the Merger Agreement will constitute a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

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Interests of the Orthovita Board and Management. The fact that the executive officers and directors of Orthovita may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Orthovita’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

After considering these factors, the Orthovita Board believed that, in the aggregate, the potential benefits to the shareholders of Orthovita resulting from the Offer and the Merger outweigh the risks of the Offer and the Merger. The Orthovita Board collectively reached the conclusion to approve the Merger Agreement and the transactions contemplated by the Merger Agreement after careful consideration of the factors described above and other factors that the members of the Orthovita Board believed to be appropriate. The foregoing discussion of the factors considered by the Orthovita Board is for summary purposes only and is not intended to be exhaustive.

In view of the variety of factors considered by the Orthovita Board in connection with its evaluation of the proposed transaction with the Purchaser and the complexity of the negotiation of the transaction, the Orthovita Board did not consider it practical, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction and reaching its recommendation. Rather, the Orthovita Board made its recommendation to Orthovita’s shareholders based on the totality of information presented and the investigation conducted by the Orthovita Board and its legal and financial advisers. In considering the factors discussed above, individual members of the Orthovita Board applied their own judgment and may have given different weights to different factors.

For the reasons described above, the Orthovita Board recommends that you accept the Offer, tender your Shares into the Offer, and, to the extent required to consummate the Merger, adopt the Merger Agreement.

Opinion of Financial Advisor to Orthovita’s Board of Directors

Pursuant to an engagement letter dated January 31, 2011 and effective as of November 1, 2010, Orthovita retained J.P. Morgan as Orthovita’s financial advisor in connection with the Offer and the Merger.

At the meeting of the Orthovita Board on May 15, 2011, J.P. Morgan rendered its oral opinion to the Orthovita Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to holders of Orthovita’s common stock in the Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its May 15, 2011 oral opinion by delivering its written opinion to the Orthovita Board, dated May 16, 2011, that, as of such date, the consideration to be paid to holders of Orthovita’s common stock in the Offer and the Merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by the Orthovita Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated May 16, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II hereto and is incorporated herein by reference. Orthovita’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Orthovita Board, is directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Orthovita’s common stock in the Offer and the Merger and does not constitute a recommendation to any of Orthovita’s stockholders as to whether such stockholder should tender its shares in the Offer or how such stockholder should vote with respect to the Merger Agreement or any other matter. All summaries of the opinion of J.P. Morgan set forth in this Schedule 14D-9 are qualified in their entirety by reference to the full text of such opinion.

In preparing its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Orthovita and the industries in which it operates;

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compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

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compared the financial and operating performance of Orthovita with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Orthovita’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Orthovita relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of Orthovita’s management with respect to certain aspects of the Offer and the Merger, and the past and current business operations of Orthovita, the financial condition and future prospects and operations of Orthovita, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Orthovita or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Orthovita or Stryker under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts (including the forecasts described below in this Item 4 under the heading “Projected Financial Information”) provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Orthovita’s management as to the expected future results of operations and financial condition of Orthovita to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by Orthovita and Stryker in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Orthovita with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on Orthovita or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of J.P. Morgan’s opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and J.P. Morgan has expressed no opinion as to the fairness of the Offer and the Merger to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Orthovita or as to the underlying decision by Orthovita to engage in the Offer and the Merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the merger consideration to be paid to the holders of Orthovita’s common stock in the Offer and the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. Mathematical analysis, such as determining the arithmetic median, or the high or low, is not in itself a meaningful method of using selected company data. All market data used by J.P. Morgan in its analyses was as of May 13, 2011.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Orthovita with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Orthovita’s. These companies were selected, among other reasons, because they share similar business characteristics to Orthovita based on operational characteristics and financial metrics. The companies selected by J.P. Morgan were the following:

•	Tornier N.V.

•	Kensey Nash Corporation

•	ArthroCare Corporation

•	NuVasive, Inc.

•	Integra LifeSciences Holdings Corporation

•	Alphatec Holdings, Inc.

•	Orthofix International N.V.

•	Exactech, Inc.

•	CONMED Corporation

•	Wright Medical Group, Inc.

•	RTI Biologics, Inc.

None of the companies utilized in the analysis were identical to Orthovita. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For this analysis J.P. Morgan used financial forecasts provided by Orthovita. For each selected comparable company, J.P. Morgan calculated the ratio of the firm value to such company’s estimated 2011 and 2012 revenues, as reflected in Wall Street market data. For purposes of this analysis, a company’s firm value was calculated as the diluted equity value using the treasury stock method based on options and warrants outstanding as of that company’s latest SEC filing prior to May 13, 2011 (or as of May 16, 2011 with respect to Orthovita), plus the value of such company’s net indebtedness as of that company’s latest SEC filing prior to May 13, 2011. The following table presents the results of the J.P. Morgan calculations:

	Firm Value / 2011E Revenues	Firm Value / 2012E Revenues
Range	0.70x – 3.74x	0.65x – 3.29x
Mean	1.97x	1.84x
Median	1.67x	1.54x
Orthovita	2.18x	1.85x

J.P. Morgan then calculated Orthovita’s equity value per share implied by certain reference ranges of multiples, which were based on the ranges of multiples calculated in the chart above for comparable companies but adjusted to take into account differences between Orthovita and the comparable companies and such other factors as J.P. Morgan deemed appropriate. Using Orthovita’s financial forecasts and a firm value/2011E revenue multiple range of 1.20x to 2.85x and a firm value/2012E revenue multiple range of 1.15x to 2.85x, J.P. Morgan calculated that Orthovita’s implied equity value per share ranged from $1.45 to $3.55 and $1.65 to $4.15, respectively.

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $3.85 in cash to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and the $2.73 per share closing price of Orthovita’s common stock as of May 13, 2011.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan determined to be analogous to Orthovita’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Orthovita based on operational characteristics and financial metrics. The transactions considered and the month and year each transaction was announced are as follows:

Target	Acquirer	Month and Year Announced
OP-1 unit of Stryker	Olympus Corporation	August 2010
Osteotech, Inc.	Medtronic, Inc.	August 2010
BioSphere Medical, Inc.	Merit Medical Systems, Inc.	May 2010
ApaTech Ltd.	Baxter International Inc.	March 2010
Home Diagnostics, Inc.	Nipro Corporation	February 2010
Invatec S.p.A.	Medtronic, Inc.	January 2010
BioForm Medical, Inc.	Merz GmbH & Co. KGaA	January 2010
I-Flow Corporation	Kimberly-Clark Corporation	October 2009
Aspect Medical Systems, Inc.	Covidien plc	September 2009
VNUS Medical Technologies, Inc.	Covidien plc	May 2009
Radi Medical Systems AB	St. Jude Medical, Inc.	December 2008
Datascope Corp.	Getinge AB	September 2008
Abbott Spine business of Abbott Laboratories	Zimmer Holdings, Inc.	September 2008
Possis Medical, Inc.	Bayer Aktiengesellschaft	February 2008
Lifecore Biomedical, Inc.	Warburg Pincus LLC	January 2008
FoxHollow Technologies, Inc.	ev3 Inc.	July 2007

Using publicly available information, J.P. Morgan reviewed the transaction values as a multiple of (i) the target company’s revenue for the twelve-month period immediately preceding announcement of the transaction (“LTM Revenue”) (such multiple, the “firm value/LTM Revenue”), and (ii) the target company’s revenue for the twelve-month period immediately following the announcement of the transaction (“NTM Revenue”) (such multiple, the “firm value/NTM Revenue”). For the precedent transactions, J.P. Morgan noted that this analysis showed:

•	a range of firm value/LTM Revenue multiples of 1.30x to 4.41x, with a mean of 2.95x and a median of 2.95x; and

•	a range of firm value/NTM Revenue multiples of 1.34x to 5.72x, with a mean of 2.89x and a median of 2.69x.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a firm value/LTM Revenue multiple range of 2.5x to 4.3x to Orthovita’s LTM Revenue (estimated based on Orthovita’s revenue for the twelve-month period ending March 31, 2011), and a firm value/NTM Revenue multiple range of 2.0x to 3.7x to Orthovita’s NTM Revenue (estimated based on Orthovita’s projected revenue for the twelve-month period ending March 31, 2012). This analysis showed the following:

Multiple	Implied Equity Value per Share
Firm Value / LTM Revenue	$2.85 – $4.85
Firm Value / NTM Revenue	$2.65 – $4.80

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $3.85 in cash to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and the $2.73 per share closing price of Orthovita’s common stock as of May 13, 2011.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Orthovita’s common stock. J.P. Morgan calculated the unlevered free cash flows that Orthovita is expected to generate during fiscal years 2011 through 2020, based upon financial projections prepared by or at the direction of Orthovita’s management, including the financial projections for the years 2011 to 2015 set forth below in this Item 4 under the heading “Projected Financial Information.” J.P. Morgan then calculated the terminal value as of December 31, 2020 by applying a range of perpetual growth rates from 2.5% to 3.5%. The unlevered free cash flows from fiscal year 2011 through fiscal year 2020 and the range of terminal asset values were then discounted to present values using a range of discount rates from 11.5% to 12.5% and added together in order to derive the unlevered firm value of Orthovita. The discount rate range was chosen by J.P. Morgan based upon an analysis of the weighted-average cost of capital of Orthovita conducted by J.P. Morgan. In calculating the estimated fully diluted equity value per share, J.P. Morgan adjusted the unlevered firm value for Orthovita’s net debt as of March 31, 2011 and divided by the fully diluted shares outstanding of Orthovita. Based on the foregoing, the analysis indicated that an implied equity value per share of Orthovita’s common stock ranged from $2.60 to $3.15.

J.P. Morgan also conducted a further discounted cash flow analysis to illustrate the effects of projected annual tax savings during calendar years 2011 through 2017 based on projected annual usage of net operating loss (“NOL”) carryfowards to offset projected tax liabilities of Orthovita should the NOLs be fully utilizable by Orthovita and not subject to any pre-existing change of control limitation. Orthovita’s NOL balance of $131.2 million as of December 31, 2010 was valued by applying such balance to offset potential taxes on earnings before taxes assuming a 34% effective tax rate, without regard to potential usage limitations. The unlevered free cash flows from fiscal year 2011 through fiscal year 2020, the range of terminal asset values and the projected annual tax savings were then discounted to present values using a range of discount rates from 11.5% to 12.5%. Adding the implied per share value of the NOLs to the implied equity value per share resulted in a range of implied equity value per share of Orthovita’s common stock of $3.15 to $3.50.

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $3.85 in cash to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and the $2.73 per share closing price of Orthovita’s common stock as of May 13, 2011.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or prepared by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Orthovita, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Orthovita. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Orthovita and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Orthovita with respect to the Offer and the Merger and to deliver an opinion to the Orthovita Board with respect to the Offer and the Merger on the basis of such experience and its familiarity with Orthovita.

For services rendered in connection with the Offer and the Merger, Orthovita has agreed to pay J.P. Morgan a transaction fee of approximately $5.2 million, payable upon completion of the Offer, of which $1.0 million was earned upon delivery of the opinion. In addition, Orthovita has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

J.P. Morgan and its affiliates maintain banking and other business relationships with Stryker and its affiliates, for which it receives customary fees. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Stryker, for which J.P. Morgan and its affiliates received customary compensation. Such services during such period included acting as co-manager of an offering of Stryker’s debt securities in January 2010 and providing asset and wealth management as well as treasury and security services. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates did not have any other significant financial advisory or other significant commercial or investment banking relationships with Orthovita. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Orthovita or Stryker for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Projected Financial Information

In connection with Stryker’s due diligence review of Orthovita, Orthovita made available to Stryker certain non-public financial information about Orthovita, including financial projections prepared by Orthovita’s management. Orthovita also made such financial projections available to JPMorgan in connection with its opinion, dated May 16, 2011, as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Offer and the Merger as more fully described above under “—Opinion of Financial Advisor to Orthovita’s Board of Directors.” A summary of these projections is set forth below.

Orthovita’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Orthovita’s business, all of which are difficult to predict and many of which are beyond Orthovita’s control. These financial projections are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks described in Orthovita’s periodic reports filed with the SEC. See “Cautionary Note Regarding Forward-Looking Statements” below for more information. The financial projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include those risk factors set forth in Orthovita’s filings with the SEC, including Orthovita’s annual report on Form 10-K for the year ended December 31, 2010 and Orthovita’s quarterly and current reports on Form 10-Q and

Form 8-K, including, but not limited to, the commercial success of Orthovita’s products; the ability to maintain an effective sales and distribution network; pricing pressure; the ability to obtain and maintain regulatory approvals or clearances necessary to make or sell products; the availability and adequacy of third party reimbursements; government regulations generally; the effects of health care reform legislation; the failure to protect proprietary rights to products; uncertainty and changes in general economic conditions; the difficulties of operating in international markets; supply disruptions; and the restrictive covenants governing Orthovita’s indebtedness.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, Orthovita’s management. Neither Orthovita’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of Orthovita, the Purchaser, Stryker or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither Orthovita nor the Purchaser, Stryker or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Orthovita nor the Purchaser or Stryker intend to make publicly available any update or other revisions to the projections, except as required by law. None of Orthovita, the Purchaser, Stryker or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Orthovita compared to the information contained in the projections or that forecasted results will be achieved. Orthovita has made no representation to Stryker or the Purchaser, in the Merger Agreement or otherwise, concerning the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Orthovita to Stryker.

In light of the foregoing factors and the uncertainties inherent in the projections, Orthovita’s shareholders are cautioned not to place undue, if any, reliance on the projections.

Projected Financial Information

(in thousands)

	2011	2012	2013	2014		2015
Revenue
US—Orthobiologics	$69,506	$75,193	$85,084	$98,385		$111,785
US—Biosurgery	27,115	35,982	43,419	48,712		56,614
International	5,730	9,407	11,363	13,736		16,543
Total Revenue	102,351	120,582	139,867	160,833		184,942
Gross Margin
US—Orthobiologics	52,382	58,244	64,849	74,448		84,993
US—Biosurgery	11,535	16,879	22,413	27,317		34,322
International	2,578	5,277	6,675	8,154		10,289
Total Gross Margin	66,495	80,401	93,937	109,919		129,604
Operating Income	1,354	6,690	14,197	23,791		34,710
Adjusted EBITDA(1)	9,200	17,500	28,200	39,400		51,000
Net Income (Loss)	$(2,519)	$5,307	$12,740	$71,400	(2)	17,910

Note: numbers may not add due to rounding.

(1)	Adjusted EBITDA is defined as net income or loss before deducting interest expense, income tax, depreciation and stock-based compensation.
(2)	Projected net income for 2014 includes approximately $58,826 related to the release of a valuation allowance with respect to Orthovita’s net operating loss carryforward.

Intent to Tender

In connection with the Merger Agreement, Stryker and Purchaser entered into a Tender and Voting Agreement with Essex Woodlands Health Ventures Fund VII, L.P. and each of our directors and executive officers. Tendering Shareholders own an aggregate of 10,231,348 Shares representing approximately 13.3% of the outstanding Shares on the date of the Merger Agreement. The Tendering Shareholders also hold Options to acquire 6,279,248 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Shareholders upon the exercise of options to purchase Shares are subject to the provisions of the Tender and Voting Agreements.

This summary of the Tender and Voting Agreements is qualified in its entirety by reference to the Tender and Voting Agreement entered into by Essex Woodlands Health Ventures Fund VII, L.P. and the form of Tender and Voting Agreement entered into by the other shareholders party thereto, copies of which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9, respectively, and incorporated herein by reference. Accordingly, to the knowledge of Orthovita, all of Orthovita’s directors and executive officers currently intend to tender all Shares held of record or beneficially owned by such persons for purchase pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such director, executive officer or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to a letter agreement that was effective November 1, 2010, Orthovita engaged JPMorgan to act as its financial advisor in connection with the merger or sale of Orthovita. Pursuant to the terms of such letter agreement, at an Offer Price of $3.85, JPMorgan will receive fees equal to approximately $5.4 million, $1.0 million of which was payable upon delivery of JPMorgan’s opinion and the remainder of which is payable upon consummation of the Offer. Orthovita also has agreed to reimburse JPMorgan for reasonable expenses incurred in connection with JPMorgan’s engagement and to indemnify JPMorgan, its affiliates and certain related parties against certain liabilities that arise in connection with JPMorgan’s engagement. Additional information pertaining to the retention of JPMorgan by Orthovita in Item 4 under the heading “Background and Reasons for the Recommendation—Opinion of Financial Advisor to Orthovita’s Board of Directors” is hereby incorporated by reference in this Item 5.

Neither Orthovita nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Orthovita shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Orthovita, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by Orthovita or, to Orthovita’s knowledge, by any of its current directors, executive officers, subsidiaries or affiliates.

In connection with the Merger Agreement, Stryker and Purchaser entered into a Tender and Voting Agreement with Essex Woodlands Health Ventures Fund VII, L.P. and each of Orthovita’s directors and executive officers. Tendering Shareholders own an aggregate of 10,231,348 Shares representing approximately 13.3% of the outstanding Shares on the date of the Merger Agreement. The Tendering Shareholders also hold Options to acquire 6,279,248 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Shareholders upon the exercise of options to purchase Shares are subject to the provisions of the Tender and Voting Agreements. This summary of the Tender and Voting Agreements is qualified in its entirety by reference to the Tender and Voting Agreement entered into by Essex Woodlands Health Ventures Fund VII, L.P. and the form of Tender and Voting Agreement entered into by the other shareholders party thereto, copies of which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9, respectively, and incorporated herein by reference.

In the past 60 days, Orthovita did not make any grants under its 2007 Plan to executive officers or directors. No future equity-based awards are anticipated to be made by the Orthovita Board or otherwise under the 2007 Plan prior to the completion of the Offer and the Merger.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described or referred to in this Schedule 14D-9, Orthovita is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of Orthovita’s securities by Orthovita, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Orthovita or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Orthovita or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Orthovita. Except as described or referred to in this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

Information about Golden Parachute Compensation

Except for certain potential compensation from Stryker, which is disclosed below, the following table presents the calculated value of all compensation potentially payable to the Executives that is based upon or otherwise relates to the Offer, based on the Offer Price of $3.85 and assuming the consummation of the Offer immediately prior to termination of the Executives’ employment with Orthovita either without “Cause” (as defined in the Executive Employment Agreements and described in Item 3 of this Schedule 14D-9) or for “Good Reason” (as defined in the Executive Employment Agreements, as may be amended by the New Employment Letter Agreements, described in Item 3 of this Schedule 14D-9) as of June 24, 2011 (the “Assumed Trigger Date”), which is the earliest date on which the Offer is anticipated to close. Except for a $500,000 bonus to Mr. Koblish referenced below, none of the amounts shown in the table will be payable to any of the Executives unless Orthovita terminates their employment without “Cause” or the Executives terminate their employment with Orthovita for “Good Reason” within twelve months of a Change of Control (as such term is defined under the 2007 Plan). The acceptance by shareholders of payment for at least a majority of the outstanding Shares (on a fully diluted basis) would constitute a “Change of Control” under the 2007 Plan and, therefore, each of the Executive Employment Agreements.

Name	Cash (1)(7) ($)	Equity (2) ($)	Pension/ NQDC (3) ($)	Perquisites/ benefits (4)(7)(8) ($)	Tax reimbursement (5) ($)	Other (6) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Antony Koblish, President and Chief Executive Officer	$1,440,000	$2,175,084	$0	$39,808	$0	$0	$3,654,892

Nancy C. Broadbent, Chief Financial Officer	$511,175	$706,140	$0	$29,855	$0	$0	$1,247,170

Maarten Persenaire, M.D. Chief Medical Officer	$485,800	$934,051	$0	$29,855	$0	$0	$1,449,706

Christopher H. Smith, Senior Vice President of Sales	$473,200	$617,247	$0	$29,855	$0	$0	$1,120,302

(1)	These amounts include the following payments equivalent to 18 months (or 24 months in Mr. Koblish’s case) of each Executive’s current base salary: Mr. Koblish, $800,000; Ms. Broadbent, $438,150; Dr. Persenaire, $416,400; and Mr. Smith, $405,600, in each case with such amounts payable in normal installments in accordance with Orthovita’s payroll practices. Assuming the termination occurs on June 24, 2011 and assuming that the Executives would have earned their target bonus for 2011, these amounts also include the following approximate lump sum pro rata bonus: Mr. Koblish, $140,000; Ms. Broadbent, $73,025; Dr. Persenaire, $69,400; and Mr. Smith, $67,600, payable on the date on which bonuses are paid for the year to other Orthovita employees after year-end. The amount for Mr. Koblish also includes the lump sum payment of the $500,000 bonus that is contingent upon the acceptance of Shares by Purchaser in the Offer, which bonus was approved on May 15, 2011. Except for the $500,000 bonus to Mr. Koblish referenced above, which is payable in connection with the consummation of the Offer, these amounts will be payable to the Executives if Orthovita terminates their employment without “Cause” or the Executives terminate their employment with Orthovita for “Good Reason” within twelve months of a Change of Control. The acceptance by shareholders of payment for at least a majority of the outstanding Shares (on a fully diluted basis) would constitute a Change of Control.
(2)

These amounts include the following lump sum payments to the Executives with respect to Shares held by the Executives: Mr. Koblish, $641,941 (166,738 Shares multiplied by the Offer Price); Ms. Broadbent, $404,250 (105,000 Shares multiplied by the Offer Price); Dr. Persenaire, $350,204 (90,962 Shares multiplied by the Offer Price); and Mr. Smith, $128,401 (33,351 Shares multiplied by the Offer Price). These amounts also include the following lump sum payments with respect to in-the-money options held by the Executives: Mr. Koblish, $1,533,143 (in-the-money options to purchase 1,524,520 Shares multiplied by the Offer Price, less the aggregate exercise price); Ms. Broadbent, $301,890 (in-the-money options to purchase 208,200 Shares multiplied by the Offer Price, less the aggregate exercise price); Dr. Persenaire,

$583,847 (in-the-money options to purchase 541,943 Shares multiplied by the Offer Price, less the aggregate exercise price); and Mr. Smith, $488,846 (in-the-money options to purchase 547,164 Shares multiplied by the Offer Price, less the aggregate exercise price). These amounts will be payable at the Effective Time, notwithstanding termination of an Executive’s employment.

(3)	The Executives are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a termination in connection with a Change of Control.
(4)	The Executives are not entitled to any perquisites or other personal benefits or property for a termination in connection with a Change of Control. These amounts represent the value of the continuation of the Executive’s coverage under Orthovita’s health and benefits plans for up to 18 months (or 24 months in Mr. Koblish’s case) at Orthovita’s expense. These benefits have been calculated based on assumptions used by Orthovita for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full 18 months (or 24 months in Mr. Koblish’s case). These amounts will be payable to the Executives if Orthovita terminates their employment without “Cause” or the Executives terminate their employment with Orthovita for “Good Reason” within twelve months of a Change of Control. The acceptance by shareholders of payment for at least a majority of the outstanding Shares (on a fully diluted basis) would constitute a Change of Control.
(5)	The Executives are not entitled to any tax reimbursements for a termination in connection with a Change of Control.
(6)	The Executives are not entitled to any other compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement not properly reported in other columns of the table above for a termination in connection with a Change of Control (except for certain potential compensation from Stryker, which is disclosed below).
(7)	If any of Messrs. Koblish or Smith or Dr. Persenaire resign due to a material diminution of his duties, responsibilities or authority, he will not be entitled to such cash payments unless he resigned for such reason during the period beginning seven months following the consummation of the Merger and continuing for 30 days thereafter.
(8)	Assumes costs at termination remain the same as costs as of May 25, 2011.

The following table presents the calculated value of certain compensation potentially payable to the Executives in connection with the expected Retention Awards and Stryker Stock Awards to be granted by Stryker, which are described above in Item 3 of this Schedule 14D-9. Despite the currently anticipated vesting schedule for the expected Retention Awards and Stryker Stock Awards, the Retention Awards and Stryker Stock Awards are included in the following table at their anticipated full value in the interest of complete disclosure. Notwithstanding that certain potential compensation payments from Stryker are included in the following table, such table does not include any amounts that may become payable under the terms of (i) any Stryker Severance Program because the Executives who are party to the New Employment Letter Agreements will be eligible to participate in the Stryker Severance Programs only to the extent such Executives are not entitled to severance or other similar benefits under the their respective Executive Employment Agreements or (ii) or other benefit plans of Stryker in which the Executives may participate to the same extent as similarly situated employees. To Orthovita’s knowledge, the level of such participation in Stryker Severance Programs has not been determined.

Name	Cash (1) ($)	Equity (2) ($)	Pension/ NQDC (3) ($)	Perquisites/ benefits (4) ($)	Tax reimbursement (5) ($)	Other (6) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Antony Koblish, President and Chief Executive Officer	$400,000	$1,218,000	$0	$0	$0	$0	$1,618,000

Nancy C. Broadbent, Chief Financial Officer	$0	$0	$0	$0	$0	$0	$0

Maarten Persenaire, M.D. Chief Medical Officer	$83,280	$338,117	$0	$0	$0	$0	$421,397

Christopher H. Smith, Senior Vice President of Sales	$81,120	$329,347	$0	$0	$0	$0	$410,467

(1)	These amounts include the following cash payments in connection with the Retention Award: Mr. Koblish, $400,000; Dr. Persenaire, $83,280; and Mr. Smith, $81,120, in each case with such amounts vesting and becoming payable on each of the first three anniversaries of the consummation of the Offer, 30% on each of the first two anniversaries and 40% on the third anniversary.
(2)	Subject to approval by the compensation committee of Stryker’s board of directors, these amounts include the following approximate target values of the RSU portion of the Retention Award: Mr. Koblish, $600,000; Dr. Persenaire, $166,560; and Mr. Smith, $162,240, in each case calculated as the number of units multiplied by the closing price of Stryker’s common stock on the date prior to the date the RSUs are granted. One-third of such RSUs would vest on each of the first three anniversaries of the date the RSUs are granted. Subject to approval by the compensation committee of Stryker’s board of directors, these amounts also include the following target amounts with respect to the Stryker Stock Awards expected to be granted in February 2012: Mr. Koblish, $618,000; Dr. Persenaire, $171,557; and Mr. Smith, $167,107, in each case calculated as the number of units times the grant date price and the form of the award would be 50% in stock options and 50% in RSUs.
(3)	The Executives’ respective New Employment Letter Agreements do not expressly provide for any pension or non-qualified deferred compensation benefit enhancements (except to the extent Executives may be eligible to participate in Stryker benefit programs).
(4)	The Executives’ respective New Employment Letter Agreements do not expressly provide for any perquisites or other personal benefits or property or healthcare and welfare benefit enhancements (except to the extent Executives may be eligible to participate in Stryker benefit programs).
(5)	The Executives’ respective New Employment Letter Agreements do not expressly provide for any tax reimbursement enhancements (except to the extent Executives may be eligible to participate in Stryker benefit programs).
(6)	The Executives’ respective New Employment Letter Agreements do not expressly provide for any other compensation enhancements not reported in other columns of the table above (except to the extent Executives may be eligible to participate in Stryker benefit programs).

Narrative to Golden Parachute Compensation Table

As applicable, Orthovita is a party to the Executive Employment Agreements with the Executives. As a condition to Stryker’s willingness to proceed with the transactions contemplated by the Merger Agreement, on May 16, 2011, concurrently with the execution of the Merger Agreement, Stryker entered into the New Employment Letter Agreements with Messrs. Koblish and Smith and Dr. Persenaire. Each of the Executive Employment Agreements (including, to the extent applicable, as such Executive Employment Agreements are amended by the New Employment Letter Agreements) provides for certain compensation and benefits in the event that: (1) Orthovita terminates the Executive’s employment other than for “Cause”; (2) the Executive resigns for “Good Reason” within twelve months following a Change of Control of Orthovita (subject to the amendments contemplated by the New Employment Letter Agreements); or (3) a Change of Control of Orthovita occurs. In certain circumstances, as described above in Item 3 of this Schedule 14D-9, the Executives are required to execute and deliver a general release in favor of Orthovita in order to receive severance compensation. For more information relating to these arrangements, see “Item 3— (b) Agreements and Arrangements with Current Executive Officers, Directors and Affiliates of Orthovita— Executive Employment Agreements with Orthovita; New Employment Letter Agreements with Stryker.”

Pennsylvania Business Corporation Law of 1988

Orthovita is incorporated under the laws of the Commonwealth of Pennsylvania. The Offer is governed by the following provisions of the PBCL.

Anti-takeover Statutes

Subchapter F of Chapter 25 of the PBCL (“Subchapter F”) prevents an “interested shareholder” (including a person who is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Pennsylvania corporation, except under limited circumstances. For purposes of Subchapter F, the Board approved Orthovita’s entering into the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action to irrevocably exempt the Merger Agreement, the Tender and Voting Agreements and the other agreements contemplated by the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, from the requirements of Subchapter F. The PBCL contains certain other so-called anti-takeover provisions that afford Pennsylvania corporations, such as Orthovita, and their shareholders and employees protection from certain types of acquisitions. Except as described above, Orthovita has previously elected to opt out of these provisions (as permitted by the PBCL), thereby rendering such provisions inapplicable to the transactions contemplated by the Merger Agreement.

Section 4 of the Pennsylvania Takeover Disclosure Law (the “PTDL”) provides that it is unlawful, unless the securities are otherwise exempted, for any offeror to make a takeover offer involving a target company, which is organized under the laws of the Commonwealth of Pennsylvania or has its principal place of business and substantial assets located in the Commonwealth of Pennsylvania, or to acquire any equity securities of such target company pursuant to the offer unless such offeror complies with certain provisions of the PTDL. An offer is exempted from Section 4 of the PTDL pursuant to Section 8 of the PTDL if the board of directors of the target company recommends acceptance of such offer to its shareholders and, at the time of such recommendation, the offeror has filed a specified notice with the Pennsylvania Securities Commission. For purposes of the PTDL, Orthovita, acting through its Board, recommended acceptance of the Offer to the shareholders of Orthovita and Stryker or Purchaser have taken all appropriate action under Section 8 of the PTDL so that Section 4 of the PTDL will not be applicable to Stryker and Purchaser by virtue of such actions.

Other than as set forth above, Orthovita does not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer and the Merger. Purchaser has the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See “Certain Conditions of the Offer,” Section 15 of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

Short-Form Merger

Section 1924(b)(1)(ii) of the PBCL (the “Short-Form Merger Statute”) provides that a plan of merger or consolidation shall not require the approval of the shareholders of the constituent domestic business corporation if, immediately prior to the adoption of the plan and at all times thereafter prior to its effective date, another corporation that is a party to the plan owns directly or indirectly 80% or more of each class of the outstanding shares of the constituent corporation. In the event that Stryker, Purchaser and any other subsidiaries of Stryker acquire in the aggregate at least 80% of the outstanding Shares, pursuant to the Offer or otherwise, then a short-form merger shall be effected without further approval of the Orthovita Board or shareholders of Orthovita, subject to compliance with the provisions of Section 1924 of the PBCL. Even if Stryker and Purchaser do not own 80% of the outstanding Shares following consummation of the Offer, Stryker and Purchaser could seek to purchase additional Shares in the open market or otherwise, in order to reach the 80% threshold and employ a short-form merger. However, if Purchaser consummated the Offer, but does not acquire at least 80% of the outstanding Shares pursuant to the Offer or otherwise, a vote by Orthovita’s shareholders will be required under the PBCL to effect the Merger. If shareholder approval is required, Orthovita will be required to comply with the federal securities laws and regulations governing votes of its shareholders. Among other things, Orthovita will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Offer Price to shareholders who do not tender their Shares in the Offer.

Dissenters Rights

Shareholders do not have dissenters rights as a result of the Offer. However, if the Merger is consummated, shareholders may have certain rights pursuant to the provisions of Subchapter 15D of the PBCL or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders will only be entitled to dissenters rights in the Merger if (i) prior to the Merger (A) the Shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the Shares are beneficially and of record held by 2,000 persons or less or (ii) Purchaser owns 80% of the Shares and the Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the PBCL. If the statutory procedures are complied with and dissenters rights are applicable, such rights could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting shareholders. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer Price.

In circumstances in which dissenters rights are applicable, if any shareholder who demands payment but fails to perfect, or effectively withdraws or loses his right to dissent and obtain payment, as in accordance with the procedures of Subchapter 15D of the Business Corporation Law, each Share of such shareholder will be converted into the Offer Price, without interest and less any withholding taxes, in accordance with the Merger Agreement.

The foregoing discussion is not a complete statement of law pertaining to dissenters rights under the PBCL and is qualified in its entirety by the full text of Subchapter 15D of the PBCL.

Shareholders cannot exercise dissenters rights at this time. The information set forth above is for informational purposes only with respect to the alternatives of shareholders if the Merger is consummated. If shareholders are entitled to dissenters rights in connection with the Merger, they will receive additional information concerning dissenters rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Pennsylvania law, before they have to take any action relating thereto.

If shareholders tender Shares in the Offer, they will not be entitled to exercise dissenters rights with respect to such Shares but, rather, will receive the Offer Price therefor.

FAILURE TO FOLLOW THE STEPS REQUIRED BY THE PBCL FOR PERFECTING DISSENTERS RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Antitrust Laws

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Purchaser intends to file a Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on May 27, 2011. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Purchaser receives a request for additional information or documentary material prior to that time. If, before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Purchaser’s substantial compliance with that request. In practice, complying with a second request can take a significant period of time. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration.

The FTC and the Antitrust Division may and frequently do scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Stryker, Orthovita or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Jurisdictions

The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger. Stryker and Orthovita do not believe that any foreign filings or notifications are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation.

Section 14(f) Information Statement

The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Orthovita Board, other than at a meeting of the Orthovita shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are not historical facts. Orthovita has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” “outlook” or “continue” or the negative of these words, other terms of similar meaning or the use of future dates. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many shareholders will tender Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in Orthovita’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. Except as otherwise required by law, Orthovita disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. Orthovita acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. Orthovita is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase for Cash, dated May 27, 2011 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(1)(F)	Summary Advertisement published in The Wall Street Journal on May 27, 2011 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(2)	Letter from Antony Koblish, Orthovita’s President and Chief Executive Officer, to the Shareholders of Orthovita dated May 27, 2011 (filed herewith).

(a)(5)(A)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Orthovita, Inc. dated May 15, 2011 (attached as Annex II hereto).

(a)(5)(B)	Press Release issued by Orthovita, Inc., dated May 16, 2011, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Orthovita, Inc. with the SEC on May 16, 2011).

(e)(1)	Agreement and Plan of Merger, dated May 16, 2011, by and among Stryker Corporation, Owl Acquisition Corporation and Orthovita, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Orthovita, Inc. with the SEC on May 16, 2011).

(e)(2)	Confidentiality Agreement dated as of January 18, 2011, by and among Stryker Corporation and Orthovita, Inc., as amended on February 25, 2011, April 27, 2011 and May 8, 2011 (filed herewith).

(e)(3)	Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation and Essex Woodlands Health Ventures Fund VII, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Orthovita, Inc. with the SEC on May 16, 2011).

(e)(4)	Form of Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation and each of the directors and executive officers of Orthovita, Inc. and certain other shareholders of Orthovita, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Orthovita, Inc. with the SEC on May 16, 2011).

Exhibit No.	Description

(e)(5)	Amended and Restated Employment Agreement, as amended as of March 9, 2010, by and between Orthovita, Inc. and Antony Koblish (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2009 and filed by Orthovita, Inc. with the SEC on March 16, 2010).

(e)(6)	Amended and Restated Employment Agreement, dated as of March 9, 2010, by and between Orthovita, Inc. and Nancy C. Broadbent (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2009 and filed by Orthovita, Inc. with the SEC on March 16, 2010).

(e)(7)	Severance and Change of Control Agreement, dated as of August 4, 2010, between Orthovita, Inc. and Christopher H. Smith (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed by Orthovita, Inc. with the SEC on August 9, 2010).

(e)(8)	Severance and Change of Control Agreement, dated as of August 4, 2010, between Orthovita, Inc. and Maarten Persenaire (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed by Orthovita, Inc. with the SEC on August 9, 2010).

(e)(9)	Employment Letter Agreement, dated as of May 2, 2011, between Stryker Orthopaedics and Antony Koblish (filed herewith).

(e)(10)	Employment Letter Agreement, dated as of May 2, 2011, between Stryker Orthopaedics and Christopher H. Smith (filed herewith).

(e)(11)	Employment Letter Agreement, dated as of May 2, 2011, between Stryker Orthopaedics and Maarten Persenaire (filed herewith).

(e)(12)	Orthovita, Inc. 2007 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Orthovita, Inc. with the SEC on June 25, 2009).

(e)(13)	Orthovita, Inc. Employee Stock Purchase Plan (filed herewith).

(e)(14)	Form of Indemnification Agreement between Orthovita, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed by Orthovita, Inc. with the SEC on August 6, 2004).

(e)(15)	Amended and Restated Articles of Incorporation of Orthovita, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K Amendment filed by Orthovita, Inc. with the SEC on December 27, 2007).

(e)(16)	Amended and Restated Bylaws of Orthovita, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K Amendment filed by Orthovita, Inc. with the SEC on December 27, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2011

ORTHOVITA, INC.

By:	/s/ ANTONY KOBLISH
Antony Koblish,
President and Chief Executive Officer

Annex I

ORTHOVITA, INC.

77 GREAT VALLEY PARKWAY

MALVERN, PENNSYLVANIA 19355

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 27, 2011 to holders of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”), and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), disclosed in a Tender Offer Statement on Schedule TO dated May 27, 2011. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 16, 2011 (the “Merger Agreement”), among Stryker, Purchaser and the Company. Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible designation by Stryker of persons to the Board of Directors of the Company (the “Board”) pursuant to the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Stryker and Purchaser provided the information in this Information Statement concerning Stryker, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each of the Shares is entitled to one vote. As of the close of business on May 25, 2011, there were 77,032,307 outstanding Shares.

BACKGROUND INFORMATION

On May 16, 2011, Purchaser, Stryker and the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described in the Merger Agreement, Purchaser has agreed to commence the Offer to purchase all of the outstanding Shares.

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Stryker (the “Merger”). At the effective time of the Merger, each issued and outstanding Share that is not tendered and accepted pursuant to the Offer will thereupon be canceled and converted into the right to receive cash at a price of $3.85 per Share, net to the seller in cash, without interest thereon.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as exhibit (e)(1) of the Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement has been filed with the Schedule 14D-9 to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Purchaser or Stryker. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Stryker and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Stryker and Purchaser, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company, Stryker or Purchaser.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY STRYKER

Right to Designate Directors

The Merger Agreement provides that effective upon the acceptance for payment of any of the outstanding Shares (the “Share Acceptance Time”), and at all times thereafter, Stryker will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as is equal to the product of (1) the total number of directors on the Board (giving effect to the election or designation of the Designees) and (2) the percentage that the aggregate number of Shares beneficially owned by Purchaser, Stryker and any of the other subsidiaries of Stryker bears to the total number of Shares then outstanding. Following the Share Acceptance Time, the Company will promptly take all actions necessary to cause the Designees to be elected or appointed to the Board, including increasing the size of the Board (including by amending the Amended and Restated Bylaws of the Company if necessary), increasing the number of directors, and/or securing resignations of incumbent directors. Following the Share Acceptance Time, the Company will also cause the Designees to constitute the number of members (rounded up to the next whole number) on (i) each committee of the Board and (ii) if requested by Stryker, each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board, that represents the same percentage as such individuals represent on the Board.

Potential Designees

Stryker has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Stryker, sets forth, with respect to each individual who may be designated by Stryker as one of its Designees, the name, age of the individual as of May 27, 2011, present principal occupation with Stryker and employment history during the past five years. Stryker has informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is 2825 Airview Boulevard, Kalamazoo, Michigan, 49002.

Stryker has informed the Company that, unless otherwise specified below, to its knowledge, none of the Designees has, during the past ten years: (i) filed a petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting him or her from any of the following activities (collectively, “Securities Activities”): (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (the “CFTC”), or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any Securities Activities, or to be associated with persons engaged in any such Securities Activities; (v) been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated; (vi) been found by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal commodities law, and the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (a) any federal or state securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Each of the potential Designees below is an executive officer of Stryker or Purchaser, and as such has significant experience in the healthcare industry, including by serving in the various capacities indicated below. Additional experience, qualifications, attributes and skills of the potential Designees that Stryker believes are relevant to potential service on the Board are also set forth below. Each of the Designees’ business address is c/o Stryker Corporation is 2825 Airview Boulevard, Kalamazoo, Michigan 49002.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Lonny J. Carpenter Group President, Global Quality and Operations

Lonny J. Carpenter, age 49, was appointed Group President, Global Quality and Operations in September 2009 and was the Group President, Instruments and Medical since November 2008. He had previously been President, Stryker Medical since May 2008 and Vice President and General Manager, Stryker Medical since 2006. After joining Stryker in 1989, Mr. Carpenter held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President, Global Operations, Stryker Instruments in 2004.

Mr. Carpenter has extensive experience in the healthcare industry, including significant operational leadership experience.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Curtis E. Hall Vice President General Counsel Secretary

Curtis E. Hall, age 55, was appointed Vice President and General Counsel of Stryker in June 2004, and was also appointed Secretary of Stryker in June, 2010. He had previously been General Counsel for Stryker since 1994. Prior to joining Stryker, he was a partner in the Michigan law firm of Miller, Canfield, Paddock and Stone, an Assistant United States Attorney in Washington, D.C. and an Assistant District Attorney in New York City.

Mr. Hall has over 20 years of legal experience, including extensive experience in the healthcare industry.

Curt R. Hartman Vice President Chief Financial Officer

Curt R. Hartman, age 47, was appointed Vice President and Chief Financial Officer in April 2009 and was the Vice President, Finance of Stryker since November 2008. He had previously been President, Stryker Global Instruments since 2006 and President, Stryker Instruments since 2003. After joining Stryker in 1990, Mr. Hartman held several functional leadership roles at Stryker Instruments before being promoted to Vice President and General Manager, Stryker Instruments in 1999.

Mr. Hartman has significant financial and operational experience in the healthcare industry, serving in leadership roles at Stryker for more than 10 years.

Marcia S. Kaminsky Vice President, Communications and Public Affairs

Marcia S. Kaminsky, age 52, was appointed Vice President, Communications and Public Affairs in December 2010. Prior to joining Stryker, she served as Vice President, Corporate Responsibility for United Airlines, Senior Vice President, Corporate Communications for USG Corporation, Senior Vice President, Public Affairs for Harris Bank/Bank of Montreal and various communication and public affairs roles at Nutrasweet and Quaker Oats.

Ms. Kaminsky has extensive experience in public affairs, including significant experience with corporate communications and responsibility.

Kevin A. Lobo Group President, Neurotechnology and Spine

Kevin A. Lobo, age 46, was appointed Group President, Neurotechnology and Spine in April 2011. Prior to joining Stryker, he served as Worldwide President of Ethicon Endo-Surgery, a division of Johnson & Johnson, from June 2009 to April 2011, as President of Ethicon Endo-Surgery from July 2006 to May 2009 and President of Johnson & Johnson Medical Products from October 2005 to July 2006. He also served as Vice President, Finance, for the McNeil Consumer and Specialty Pharmaceuticals business and served as the General Manager for the McNeil Consumer Healthcare business in Canada. Prior to joining Johnson & Johnson, Kevin served in general management and financial and information technology leadership roles for eight years at Rhodia, the chemical spin-off from Rhone-Poulenc, a French chemical and pharmaceutical company.

Mr. Lobo has extensive experience in the healthcare and consumer products industries.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Tony M. McKinney Vice President Chief Accounting Officer

Tony M. McKinney, age 41, was appointed Vice President, Chief Accounting Officer in November 2008. He had previously been the Vice President, Finance, International Group since 2006 and Group Controller, International Group since 2004. After joining Stryker in 1995, Mr. McKinney held various roles of increasing responsibility in the Corporate Accounting department before becoming the Director, Finance for the Japan Division in 2002. Prior to joining Stryker in 1995, Mr. McKinney was an Audit Senior Accountant with Ernst & Young LLP.

Mr. McKinney has extensive accounting and finance experience in the healthcare industry.

Michael P. Mogul Group President, Orthopaedics of Stryker

Michael P. Mogul, age 46, was appointed Group President, Orthopaedics in September 2009. He had previously been President, Stryker Orthopaedics since 2005 and Managing Director of Stryker’s businesses in Germany, Austria and Switzerland since 2000. After joining Stryker in 1989, Mr. Mogul held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President of Sales for the now Orthopaedics division in 1994.

Mr. Mogul has over 20 years of leadership experience in the healthcare industry, including significant international experience.

Katherine A. Owen Vice President, Strategy and Investor Relations

Katherine A. Owen, age 40, was appointed Vice President, Strategy and Investor Relations in February 2007. Prior to joining Stryker, she served as a medical technology analyst at Merrill Lynch. Prior to that she held a similar position at Cowen & Co./SG Cowen and had been a corporate lending analyst at State Street Bank.

Mr. Owen has significant experience in the financial and healthcare industries.

Michael W. Rude Vice President, Human Resources

Michael W. Rude, age 49, was appointed Vice President, Human Resources of Stryker in July 2000. Prior to joining Stryker, he served as Vice President of Human Resources for the SCIMED Division of Boston Scientific Corporation. Prior to that he held various positions as Vice President, Human Resources within The Dun & Bradstreet Corporation and spent eight years in various Human Resources positions at Baxter International, Inc.

Mr. Rude has extensive experience in human resources, with significant experience in the healthcare industry.

Timothy J. Scannell Group President, MedSurg and Spine

Timothy J. Scannell, age 46, was appointed Group President, MedSurg and Spine in September 2009 and was Group President, Spine and Endoscopy since November 2008. He had previously been President, Stryker Spine since 2005 and Vice President and General Manager, Stryker Spine since 2003. After joining Stryker in 1990, Mr. Scannell held a variety of leadership roles at Stryker Endoscopy before being promoted to Vice President and General Manager, Stryker Biotech in 2001.

Mr. Scannell has extensive leadership and operational experience in the healthcare industry, serving in leadership roles at Stryker for more than 10 years.

None of the Designees is a director of, or holds any position with, the Company. Stryker has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission. Stryker has advised the Company that, to its knowledge, none of the Designees has any family relationship with any current director, executive officer or key employee of the Company.

CURRENT BOARD OF DIRECTORS

The Board currently consists of seven members, each serving a one year term that ends at the 2011 Annual Meeting of Stockholders, subject to their prior death, resignation or removal.

Director Qualifications

The following table provides information as of the date of this Information Statement about each current member of our Board. The information presented includes information each director has given us about his or her age, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. The Nominating and Corporate Governance Committee regularly evaluates the mix of experience, qualifications, attributes and skills of our directors using a matrix of areas that the Nominating and Corporate Governance Committee considers important for our business. In addition to the information presented below regarding each nominee’s specific experience, qualifications, attributes and skills that led our Nominating and Corporate Governance Committee to the conclusion that the nominee should serve as a director, our Nominating and Corporate Governance Committee also considered the qualifications and criteria described below under “Corporate Governance Matters—Director Nominations” with the objective of creating a complementary mix of directors.

Name, Principal Occupation for Past Five Years and Directorships	Age	Director Since
R. SCOTT BARRY	39	July 2007

Currently a Partner at Essex Woodlands Health Ventures, a healthcare venture capital firm, Mr. Barry has experience in acquisitions, investments, financing and strategic partnerships in the healthcare industry. Mr. Barry joined Essex Woodlands in 2006 from Novartis Pharma AG where he most recently served as the Global Head of Pharma M&A and Collaborations. He joined Novartis in 2002 and held positions in the Business Development & Licensing and Mergers & Acquisitions groups. Prior to joining Novartis, Mr. Barry was a Director for Century Capital Associates LLC, a boutique healthcare investment bank and consulting firm. Previously, Mr. Barry held positions at KPMG LLP’s healthcare corporate finance group and assurance services group. Mr. Barry also serves as a director of United Orthopedic Group, Inc., a privately held, global orthopedic company, Velcera, Inc., a privately-held animal health company, and Victory Pharma, Inc., a privately held specialty pharmaceutical company. He holds a Bachelor of Arts degree from Wesleyan University and a Master of Business Administration degree from the Stern School of Business at New York University.

Name, Principal Occupation for Past Five Years and Directorships	Age	Director Since
MORRIS CHESTON, JR.	73	May 2001

Mr. Cheston was a partner in the law firm of Ballard Spahr LLP from 1971 through 2008, and is currently Senior Counsel of the firm. Mr. Cheston has extensive experience in securities and corporate law, having represented a broad base of issuers and investment bankers in private placements and public offerings of securities and in mergers and acquisitions. He also has been actively involved for more than 30 years in the pharmaceutical and biotechnology industries, representing companies ranging from start-ups to large pharmaceutical companies, as well as underwriters of their securities offerings. Mr. Cheston is active in numerous civic and charitable organizations including currently serving as the Chairman of the Board of Managers of Pennsylvania Hospital and as a Member of the Board and Executive Committee of Penn Medicine, a division of the University of Pennsylvania. Mr. Cheston received a Bachelor of Arts degree from Princeton University and his Juris Doctor from Harvard Law School.

ANTONY KOBLISH	45	April 2002

An executive with approximately 20 years of experience in the orthopedic industry, Mr. Koblish has served as President and Chief Executive Officer of Orthovita since April 2002, after serving as Senior Vice President of Orthovita’s Commercial Operations since June 2001. From January 1999 to June 2001, Mr. Koblish managed Orthovita’s Worldwide Marketing division. Prior to 1999, Mr. Koblish served as Director of Marketing and Product Development, Reconstructive Specialty Group of Howmedica, Inc. Mr. Koblish serves on the board of Pennsylvania Bio, a trade association representing Pennsylvania’s biosciences community. He earned a Bachelor of Science degree in Mechanical Engineering from Worcester Polytechnic Institute and a Master of Science degree in Engineering, Mechanical Engineering and Applied Mechanics from the University of Pennsylvania.

MARY PAETZOLD	61	February 2003

Ms. Paetzold is a CPA with over 35 years of experience with the audit, accounting, internal control and finance functions of public and private companies. From January 2008 to December 2008, she was adjunct professor at the Cameron School of Business at the University of North Carolina at Wilmington. From 1994 through February 2000, Ms. Paetzold served as Vice President, Chief Financial Officer, and director (1996-1997) of Ecogen, Inc., a publicly traded agricultural biotechnology company. From 1973 through 1994, Ms. Paetzold practiced with KPMG Peat Marwick, LLP, predecessor to KPMG LLP, serving as a partner from 1984 until 1994. Ms. Paetzold currently serves as a director and chairman of the audit committee for Immunomedics, Inc., a publicly traded biotechnology company. Ms. Paetzold has a Bachelor of Arts in Mathematics from Montclair State University.

Name, Principal Occupation for Past Five Years and Directorships	Age	Director Since
PAUL G. THOMAS	55	July 2007

Mr. Thomas is an executive with over 20 years of leadership experience in the life sciences industry. Mr. Thomas has served as Chief Executive Officer of Roka Bioscience, Inc., a privately held company principally engaged in the development and commercialization of molecular assays for biopharmaceutical processing, food safety and other industrial testing applications, since September 2009. From October 1998 until August 2008, Mr. Thomas served as Chief Executive Officer, President and a Director of LifeCell Corporation, a company that was publicly traded and developed and marketed innovative tissue repair products for use in reconstructive, orthopedic and urogynecologic surgical procedures, from 1998 until it was acquired in August 2008. Prior to joining LifeCell, Mr. Thomas was President of the Pharmaceutical Products Division of Ohmeda Inc., a world leader in inhalation anesthetics and acute care pharmaceuticals. Mr. Thomas received his M.B.A. degree with an emphasis in Marketing and Finance from Columbia University Graduate School of Business and completed his postgraduate studies in Chemistry at the University of Georgia Graduate School of Arts and Science. He received his B.S. degree in Chemistry from St. Michael’s College in Vermont.

WILLIAM E. TIDMORE, JR.	68	July 2007; Chairman of the Board since March 2009
Mr. Tidmore has over 30 years of senior executive leadership experience in the orthopedic industry. Mr. Tidmore formerly was president and chairman of DePuy Motech Acromed, and formerly was president of various DePuy divisions. DePuy was acquired by Johnson & Johnson in 1999. Mr. Tidmore held various senior management positions during his tenure of over 14 years with Depuy, including responsibilities for international businesses with direct operational responsibilities in several countries across Europe, Latin America, Japan and Canada. Prior to that Mr. Tidmore served at Ethicon, Inc., where he held several management responsibilities including Vice President of Sales and Marketing in Canada. Mr. Tidmore also serves as a director of Intrinsic Therapeutics, Inc., a privately held medical device company. Mr. Tidmore holds a Marketing degree from the University of Georgia.

PAUL TOUHEY	53	March 2007

Mr. Touhey is an executive with several years of leadership experience in the diagnostics and pharmaceutical industries. Mr. Touhey is President, Chief Executive Officer and a member of the Board of Directors of Fujirebio Diagnostics, Inc., which is a subsidiary of Miraca Holdings, Inc., a healthcare holding company based in Tokyo, Japan, principally engaged in laboratory testing services and in vitro diagnostic products. Prior to his appointment as President and Chief Operating Officer in 2003, Mr. Touhey served as Fujirebio Diagnostics’ Senior Vice President (1999-2003) and Vice President of Operations (1998-1999). Prior to joining Fujirebio Diagnostics, he served in various executive positions at Centocor, Inc., including Vice President of Centocor’s Diagnostics Division. Centocor, Inc. is a subsidiary of Johnson & Johnson. Mr. Touhey is also a member of the Board of Directors of the Medical Device Manufacturers Association (MDMA), a position he has held since 1996. From 2000 to 2003, Mr. Touhey served as Chairman of the Board of MDMA. Mr. Touhey holds a Bachelor’s Degree from Temple University and completed the Cornell University Executive Management Program.

EXECUTIVE OFFICERS

The following table sets forth the name, age, and principal occupation and employment during the past five years of the Company’s current executive officers other than Mr. Koblish, whose information is listed above under “Directors Qualifications.”

Name	Age	Current Position	Other Positions
Nancy C. Broadbent	55	Senior Vice President and Chief Financial Officer since May 2009.	Ms. Broadbent has served as Orthovita’s Senior Vice President and Chief Financial Officer since May 2009. Prior to joining Orthovita, Ms. Broadbent held various positions with CollaGenex Pharmaceuticals, Inc., a specialty pharmaceuticals company which was acquired by Galderma Pharma S.A. in 2008. Ms. Broadbent served as Senior Vice President and Chief Financial Officer of CollaGenex from February 2006 to April 2008, and as Chief Financial Officer from March 1996. From October 1994 until March 1996, Ms. Broadbent served as Senior Vice President, Chief Financial Officer and a director of Human Genome Sciences, Inc., a pharmaceuticals company. From January 1993 to October 1994, Ms. Broadbent served as Vice President and Chief Financial Officer of Cangene, Inc., a biopharmaceutical company. Prior to that, Ms. Broadbent spent over 10 years in corporate finance positions with Wall Street investment banks, including Salomon Brothers, Inc. and PaineWebber Incorporated. Ms. Broadbent earned a Bachelor of Arts degree from the University of Virginia and a Master of Business Administration degree in Finance from Columbia University School of Business.

Maarten Persenaire, M.D.	54	Chief Medical Officer since April 1999.	Dr. Persenaire has served as Orthovita’s Chief Medical Officer since April 1999. Prior to joining Orthovita, Dr. Persenaire was Vice President of Clinical Affairs at AcroMed Corporation, a DePuy-Johnson & Johnson company. Fluent in four languages, Dr. Persenaire received his medical degree from Groningen University in The Netherlands in 1982 and served his residencies in internal medicine and surgery at St. Geertruiden and Naval Hospitals in The Netherlands.

Christopher H. Smith	50	Senior Vice President of U.S. Sales since November 2010.	Mr. Smith has been Orthovita’s Senior Vice President of U.S. Sales since November 2010, after having served as Senior Vice President of Sales and Marketing from July 2007 to November 2010, Senior Vice President of U.S. Sales from March 2006 to June 2007, and Vice President, Sales from February 2004 to February 2006. From 1999 to 2004, he was a group director at Medtronic Neurologic Technologies, a division of Medtronic, Inc. From 1992 to 1999, Mr. Smith founded and was President of ThoroughMed Inc., a spine, neurosurgery and biomaterials distributor agency based in New York. ThoroughMed was acquired by Medtronic in 1999 and incorporated into Medtronic’s Neurologic Technologies sales division.

DIRECTOR MEETINGS AND COMMITTEES

Our Board held 10 meetings in 2010, of which four were held telephonically. Each director attended at least 75% of all the meetings of the Board and committees of the Board on which he or she served in 2010.

The Company’s independent directors meet at regularly scheduled meetings without the presence of any director who is not independent. The independent directors may meet periodically throughout the year as deemed necessary.

It is the Board’s policy that directors should attend Orthovita’s Annual Meeting of Shareholders absent exceptional cause. All Board members standing for election at our 2010 annual meeting were in attendance at that meeting.

The Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The chart below identifies the members of each of these committees as of the date of this Information Statement, along with the number of meetings held by each committee during 2010:

	Audit	Compensation	Nominating and Corporate Governance
Number of Meetings	8	7	3
Name of Director
Mary Paetzold	X*
Morris Cheston, Jr.	X		X*
William E. Tidmore, Jr.	X
Paul G. Thomas		X*
R. Scott Barry		X	X
Paul Touhey		X	X

X = committee member; * = committee chairperson

Audit Committee

The Audit Committee provides oversight of the quality and integrity of Orthovita’s financial statements, internal controls and financial reporting process. In addition, the Audit Committee oversees Orthovita’s process to manage business and financial risks and compliance with legal, ethical and regulatory requirements. The Audit Committee meets at least quarterly with management and the Company’s outside independent registered public accounting firm to discuss Orthovita’s consolidated financial statements and earnings press releases prior to any public release or filing of the information, reviews the performance and independence of the Company’s independent registered public accounting firm, selects Orthovita’s independent registered public accounting firm and pre-approves all audit and non-audit services rendered by Orthovita’s independent registered public accounting firm. We have placed a current copy of the charter of the Audit Committee on our web site located at www.orthovita.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in fulfilling its responsibilities regarding the oversight of the composition of the Board and other corporate governance matters. Among its other duties, the Nominating and Corporate Governance Committee advises the Board regarding the operations of the Board and recommends to the Board the director nominees for election as directors at the next Annual Meeting of Shareholders, as well as individuals to fill vacancies on the Board. In addition, the Nominating and Corporate Governance Committee recommends to the Board the responsibilities, structure, operation and membership of each Board committee. The Nominating and Corporate Governance Committee oversees the Board’s annual evaluation of its performance and the performance of other Board committees. In addition, the Nominating and

Corporate Governance Committee develops and recommends to the Board corporate governance guidelines for Orthovita and periodically reviews such guidelines. The Nominating and Corporate Governance Committee also recommends to the Board nominees to be appointed officers of Orthovita. We have placed a current copy of the charter of the Nominating and Corporate Governance Committee on our web site located at www.orthovita.com.

Compensation Committee

The Compensation Committee is responsible for reviewing and determining the Company’s compensation philosophy and the adequacy of compensation plans and programs for directors, executive officers and other Company employees. In addition, the Compensation Committee reviews compensation arrangements and incentive goals for executive officers and oversees the administration of Orthovita’s compensation plans. The Compensation Committee reviews the performance of executive officers, awards incentive compensation and adjusts compensation arrangements as appropriate based upon performance. Except with respect to himself, our President and Chief Executive Officer provides recommendations to the Compensation Committee concerning salary, bonus potential and equity awards for our executive officers. The President and Chief Executive Officer’s compensation is subject to final approval by the independent directors. We have placed a current copy of the charter of the Compensation Committee on our web site located at www.orthovita.com.

Our Compensation Committee has the authority to retain and terminate a compensation consulting firm in order to assist the Compensation Committee in the evaluation of executive and non-employee director compensation. For 2010, the Compensation Committee engaged Radford, an AON Consulting Company, to assist the Compensation Committee by:

•	Providing information and education on executive and non-employee director compensation trends and developments and the implications for the Company;

•	Reviewing and providing recommendations on executive compensation practices; and

•	Participating in Compensation Committee meetings.

CORPORATE GOVERNANCE MATTERS

Director Independence

Our Board has reviewed the independence of the members of the Board under the applicable standards of the NASDAQ Stock Market. Based on this review, the Board determined that each of the following members of the Board is independent under the NASDAQ listing standards:

R. Scott Barry	Paul G. Thomas
Morris Cheston, Jr.	William E. Tidmore, Jr.
Mary Paetzold	Paul Touhey

Based on such standards, Antony Koblish is the only director who is not independent because Mr. Koblish is our President and Chief Executive Officer.

No director is deemed independent unless the Nominating and Corporate Governance Committee determines that the director has no material relationship with the Company. The Board has also adopted categorical standards for independence that the Board uses when determining independence of a director that are part of our Corporate Governance Guidelines.

Board Leadership Structure

Our Chairman of the Board is not an executive officer of the Company. We believe this structure contributes to prudent corporate governance by increasing the degree of independence of our Board and enhancing transparency into the CEO’s actions. In our view, separating the role of Chairman of the Board and CEO facilitates the ability of the Chairman to monitor the CEO and the Company’s overall performance on behalf of the shareholders.

The Board’s Role in Risk Oversight

To optimize risk management, each of our Board committees oversees certain risks specific to its area of focus and expertise. Our Audit Committee oversees business and financial risks, our Compensation Committee oversees risks arising from compensation practices, and our Nominating and Corporate Governance Committee oversees succession risks. Each of these committees regularly reports to the full Board, which is ultimately responsible for overseeing risks at the enterprise level. In addition, our full Board oversees strategic risks through its focus on overall corporate strategy and execution. When reviewing management’s business plans, the full Board evaluates threats to the accomplishment of corporate goals and considers the balance between risk and reward. As part of their risk management procedures, the Board and our Board committees consider the Company’s vulnerabilities and its level of preparedness. We believe that separating the Chairman of the Board and the CEO functions enhances risk oversight of the Company.

Director Nominations

We have a standing Nominating and Corporate Governance Committee. Based on the review described under “Corporate Governance Matters—Director Independence,” our Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the applicable standards of the NASDAQ Stock Market.

A shareholder may recommend any person as a nominee for election as a director by writing to the Nominating and Corporate Governance Committee of the Board, c/o Orthovita, Inc., 77 Great Valley Parkway, Malvern, Pennsylvania 19355. For the election of directors at the 2012 Annual Meeting of Shareholders, if such meeting is called for a date between June 20, 2012 and August 19, 2012, we must receive written notice on or after April 21, 2012 and on or before May 21, 2012. For election of directors at the 2012 Annual Meeting of Shareholders, if such meeting is called for any other date, we must receive written notice by the close of business on the tenth day following the day we mailed notice of, or announced publicly, the date of the meeting, whichever occurs first.

The recommendation must indicate the following:

•	the name, residence and business address of the recommending shareholder;

•	a representation that the recommending shareholder is a record holder of our Shares or holds our Shares through a broker;

•	the number of shares held by the recommending shareholder;

•	information regarding each recommended person that would be required to be included in a proxy statement;

•	a description of any arrangement or understanding between the shareholder and each recommended person; and

•	the written consent of each recommended person to serve as a director, if elected.

The Nominating and Corporate Governance Committee considers candidates for Board membership. In evaluating potential candidates, the Nominating and Corporate Governance Committee will consider, among others things, the degree to which a potential candidate fulfills a current Board need (e.g., the need for an audit committee financial expert), as well as the candidate’s ability and commitment to understand Orthovita and its industry and to devote the time necessary to fulfill the role of director (including, without limitation, regularly attending and participating in meetings of the Board and its committees). Our Corporate Governance Guidelines set forth the criteria for director nominees, which encompass a consideration of the overall competency of the Board in the following areas: (i) industry knowledge; (ii) accounting and finance; (iii) business judgment; (iv) management; (v) leadership; (vi) business strategy; (vii) crisis management; and (viii) corporate governance. Our Nominating and Corporate Governance Committee actively considers potential Board nominees from time to time to determine such individuals’ qualifications under our Corporate Governance Guidelines, which contemplate a Board consisting of members from diverse backgrounds and with a broad spectrum of experience and expertise. In identifying director nominees, the Nominating and Corporate Governance Committee also considers the background, professional experience, education, skill set and other factors commonly thought of as diversity of the candidates, but does not have a formal diversity policy. The Nominating and Corporate Governance Committee and the Board assess the effectiveness of our process for identifying potential Board nominees through the Board’s annual evaluation of its performance and the performance of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee’s process for identifying and evaluating candidates is the same with respect to candidates recommended by members of the Board, management, shareholders or others.

Communications Between Stockholders and the Board

Shareholders or interested persons may send communications to the Board in writing, addressed to the full Board or to the independent directors, c/o the Corporate Secretary, Orthovita Inc., 77 Great Valley Parkway, Malvern, Pennsylvania 19355, telephone 610-640-1775 or email to: investorrelations@orthovita.com. Shareholders and other interested parties may contact the Audit Committee to report complaints about Orthovita’s accounting, internal accounting controls or auditing matters by writing the Audit Committee c/o the Compliance Officer, Orthovita, Inc., at the same address. All written communications so addressed will be promptly forwarded to the specified individual directors, or, if applicable, to all the members of the Board as deemed appropriate by the Compliance Officer. You can report your concerns to the Board, the independent directors or the Audit Committee anonymously or confidentially.

Report of the Audit Committee

The Audit Committee of the Board is comprised of three independent directors and operates under a written charter adopted by the Board. The Audit Committee selects Orthovita’s independent registered public accounting firm.

As described more fully in its charter, the Audit Committee provides oversight of the quality and integrity of Orthovita’s consolidated financial statements, internal controls and financial reporting process, and Orthovita’s process to manage business and financial risks and compliance with legal, ethical and regulatory requirements. In addition, the Audit Committee interacts directly with and evaluates the performance of the independent registered public accounting firm, including by determining whether to engage or dismiss the independent registered public accounting firm, determining compensation of the independent registered public accounting firm and monitoring the independent registered public accounting firm’s qualifications and independence.

Management is responsible for the preparation, presentation and integrity of the consolidated financial statements, and evaluation of the effectiveness of Orthovita’s internal control over financial reporting. KPMG LLP, Orthovita’s independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board. In addition, KPMG LLP expresses an opinion on the effectiveness of Orthovita’s internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements included in the 2010 Annual Report with management. In addition, the Audit Committee has reviewed management’s evaluation of the effectiveness of Orthovita’s internal control over financial reporting. Management represented to the Audit Committee that Orthovita’s consolidated financial statements included in the Company’s 2010 Annual Report were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee has discussed with the independent registered public accounting firm (i) the audited consolidated financial statements; (ii) their opinion regarding the consolidated financial statements and their opinion regarding the effectiveness of Orthovita’s internal control over financial reporting pursuant to Public Company Accounting Oversight Board Auditing Standard No. 5 and (iii) the matters required to be discussed in accordance with the Statement on Auditing Standards No. 61, “Communications with Audit Committees,” as amended.

Orthovita’s independent registered public accounting firm also provided the Committee with the written disclosures regarding independence, and the Committee discussed with the independent registered public accounting firm that firm’s independence.

Based on the representations, review and discussion described above, the Committee recommended that the Board include the audited consolidated financial statements in Orthovita’s Annual Report on Form 10-K for the year ended December 31, 2010.

Mary Paetzold, Chairperson

Morris Cheston, Jr.

William E. Tidmore, Jr.

Audit Committee Financial Expert

The Board has determined that Mary Paetzold qualifies as an “audit committee financial expert” as that term is defined in Commission regulations, and, therefore, Ms. Paetzold qualifies as a financially sophisticated audit committee member as required by rules of the NASDAQ Stock Market.

SECURITY OWNERSHIP

The following table sets forth information known to us regarding the beneficial ownership of our Shares as of April 22, 2011 (except as specified below) by (1) all beneficial owners of five percent or more of the Shares; (2) each director and nominee for election as director; (3) each executive officer named in the Summary Compensation Table included elsewhere in this Information Statement; and (4) all executive officers, directors and nominees for election as director of Orthovita as a group.

Name	Number of Shares Beneficially Owned(1)(2)		Ownership Percentage(3)
FMR LLC	11,530,773	(4)	15.0%
Essex Woodlands Health Ventures Fund VII, L.P.	9,633,139	(5)	12.5%
Paradigm Capital Management, Inc.	5,473,528	(6)	7.1%
BlackRock Inc.	4,351,680	(7)	5.6%
Antony Koblish	1,438,758	(8)	1.8%
Maarten Persenaire	513,755	(9)	*
Christopher H. Smith	481,765	(10)	*
Nancy C. Broadbent	198,750	(11)	*
Mary Paetzold	141,875	(12)	*
Morris Cheston, Jr.	135,972	(13)	*
Paul Touhey	84,772	(14)	*
Paul G. Thomas	49,600	(15)	*
William E. Tidmore, Jr.	49,600	(15)	*
R. Scott Barry	16,650	(16)	*
Directors and executive officers as a group (10 persons)	2,622,141	(17)	3.9%

*	Less than 1%
(1)	This table is based on information supplied by officers, directors and principal shareholders of Orthovita and on any Schedules 13D or 13G filed with the Commission. Each of the shareholders named in this table has sole voting and dispositive power with respect to the shares indicated as beneficially owned except as otherwise indicated in the footnotes to this table.
(2)	Beneficial ownership is determined in accordance with rules of the Commission and means voting or investment power with respect to securities. For this purpose, the number of shares beneficially owned includes shares that can be acquired upon the exercise of stock options exercisable currently or exercisable within sixty days of April 22, 2011.
(3)	Applicable ownership percentage is based on 77,028,457 Shares outstanding on April 22, 2011. Shares issuable upon the exercise of stock options exercisable currently, or exercisable within 60 days of April 22, 2011, are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(4)	The address of FMR LLC (“FMR”) is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this table with respect to FMR is derived from a Schedule 13G amendment filed with the Commission on February 14, 2011 by FMR.
(5)	As of February 11, 2009, Essex Woodlands Health Ventures Fund VII, L.P. (the “Fund”) owns 9,633,139 Shares. The information in this table with respect to the Fund is derived from a Schedule 13G amendment filed by the Fund with the Commission on February 11, 2009. Scott Barry, a member of our Board and Partner at Essex Woodlands Health Ventures, disclaims beneficial ownership of the Fund’s shares.
(6)	The address of Paradigm Capital Management, Inc. (“Paradigm”) is Nine Elk Street, Albany, New York 12207. The information in this table with respect to Paradigm is derived from a Schedule 13G filed with the Commission on February 14, 2011 by Paradigm.

(7)

The address of BlackRock Inc. (“BlackRock”) is 40 East 52nd Street, New York, New York 10022. The information in this table with respect to BlackRock is derived from a Schedule 13G filed with the Commission on February 7, 2011 by Blackrock.

(8)	Includes 1,272,020 shares underlying stock options.
(9)	Includes 422,793 shares underlying stock options.
(10)	Includes 448,414 shares underlying stock options.
(11)	Includes 93,750 shares underlying stock options.
(12)	Includes 115,083 shares underlying stock options.
(13)	Includes 103,000 shares underlying stock options.
(14)	Includes 45,500 shares underlying stock options.
(15)	Includes 35,500 shares underlying stock options.
(16)	Includes 3,500 shares underlying stock options.
(17)	Includes 2,539,560 shares underlying stock options.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions concerning the compensation of our Chief Executive Officer (“CEO”), our Chief Financial Officer (“CFO”), and two other individuals who served as executive officers during 2010 (collectively, the “Named Executive Officers” or “NEOs”). This information describes the manner and context in which compensation is awarded to and earned by the NEOs and provides perspective on the tables and narrative that follow.

Who is responsible for determining the Company’s compensation philosophy?

The Compensation Committee of our Board (the “Compensation Committee”) has responsibility for determining the Company’s compensation philosophy and for reviewing all compensation decisions for NEOs. With respect to decisions concerning the CEO’s cash and equity compensation, the Compensation Committee submits its recommendations to the independent members of the Board for approval. The Compensation Committee approves all decisions concerning cash and equity compensation of NEOs other than the CEO, provided that the full Board approves significant changes to incentive compensation programs. The Compensation Committee has engaged Radford, an AON Consulting Company, an independent, outside compensation consulting firm with substantial experience in the life sciences industry, to advise the Compensation Committee on matters related to the compensation of the NEOs. Radford reports directly to the Compensation Committee. In addition, the Company’s Human Resources Department works with the compensation consultant, under the direction of the Compensation Committee, to benchmark all Company positions against survey data for comparative companies, compiles the annual compensation data for each NEO and provides other support services to the consultant. Our Human Resources Department does not direct or oversee the activities of the consultant retained by the Compensation Committee.

What are the objectives of the Company’s executive compensation program?

The primary goal of our executive compensation program is to align the interests of our executive officers and shareholders. Our compensation philosophy promotes the achievement of the Company’s annual and long-term performance objectives, as approved by the Board, in an effort to ensure that the executive officers’ interests are aligned with the success of the Company. Our compensation program is structured to provide compensation opportunities designed to enable us to attract, retain and motivate superior executive personnel. This philosophy contemplates that the compensation of each executive officer should be influenced significantly by the executive officer’s performance, measured by both financial and non-financial performance and the executive officer’s overall level of experience, as well as other subjective factors applied by the Compensation Committee and management.

The Compensation Committee attempts to create a balanced compensation package by combining components based upon the achievement of long-term strategic value for shareholders with components based upon the execution of shorter-term tactical goals. The Compensation Committee believes that it has instituted an executive compensation program which:

•	Enables Orthovita to attract and retain talented management;

•	Provides both short-term and long-term incentives without encouraging excessive or unnecessary risk-taking;

•	Focuses executive performance on the achievement of Orthovita’s objectives; and

•	Is consistent with shareholder interests.

What process does the Compensation Committee follow to implement the executive compensation program?

The Compensation Committee reviews the effectiveness and competitiveness of the program in the context of the Company’s compensation philosophy and program objectives, with the assistance of the Compensation Committee’s compensation consultant. The consultant works with both the Compensation Committee and management to provide information and guidance regarding market practices and trends and to provide an independent point of view regarding compensation proposals. The consultant supplies both data from a peer group and published compensation surveys for compensation comparisons. The data shows compensation delivered by certain comparable publicly-traded biotechnology, life sciences and medical device companies to similarly situated officers. This data provides useful comparisons that are used as a guide when establishing compensation packages for our executives.

The Compensation Committee believes that the Company’s shareholders are best served when the Company can attract and retain talented executives by providing compensation packages that are competitive but fair to both Orthovita and the executives. When assessing compensation, the Compensation Committee and the consultant analyze each component of compensation as well as the total cash compensation and total overall compensation, including long-term incentive awards. When structuring the executive compensation program, the Compensation Committee generally seeks to position total compensation for our NEOs at the 50th percentile range of the survey and peer group data. However, consideration of all factors by the Compensation Committee may result in variations from the 50th percentile. While the Compensation Committee concurs with Radford’s views that total cash compensation is competitive if within the range of 15% above or below total cash compensation at the 50th percentile for comparable executives, and that long-term compensation is competitive if within the range of 30% above or below long-term compensation at the 50th percentile for comparable executives, the Board and the Compensation Committee may establish compensation outside these ranges for various reasons. These reasons may include differences in experience, responsibilities, performance and ability of the particular executive as compared to similarly situated officers at comparable publicly-traded biotechnology, life sciences and medical device companies. After reviewing those benchmarks, the Compensation Committee’s final determinations for executives’ total compensation reflect consideration of the Company’s and each executive officer’s performance, internal and external comparisons and other factors.

How did the Compensation Committee select the peer group and use compensation survey information?

As part of its regular process for reviewing and updating the peer group companies, the Compensation Committee modified the peer group in July 2009 based on information provided by Radford at that time. The Compensation Committee refined the peer group criteria to more accurately reflect management’s expectations for headcount and revenue growth as of mid-2009. As a result, the updated peer group criteria consisted of publicly-traded U.S. companies in the medical device and biosurgical market space that were either profitable or nearing profitability, with approximately 108 to 975 employees, annual revenue of $40 million to $360 million, market capitalization in a range of $150 million to $1.3 billion and strong revenue growth rates over the past three years. The Compensation Committee selected the following companies as the final peer group for purposes of recommending salary and target bonus amounts for 2010:

• Abaxis, Inc.	• Meridian BioSciences
• Abiomed	• Micrus Endovascular
• Alphatec Holdings, Inc.	• Natus Medical Inc.
• AngioDynamics	• Neogen Corporation
• ATS Medical, Inc.	• NuVasive
• Cepheid	• OraSure
• Conceptus	• Osteotech, Inc.
• Cryolife, Inc.	• Quidel Corporation
• Exactech, Inc.	• RTI Biologic
• Genomic Health, Inc.	• Surmodics, Inc.
• Kensey Nash Corporation

In October 2010, the Compensation Committee again updated the peer group based on current information then provided to it by Radford, as well as the Company’s reduced market capitalization and headcount since July 2009. The Compensation Committee refined the peer group criteria to eliminate three companies and added four new peer companies. The companies eliminated from the peer group had either been acquired by a third party or had market capitalizations and headcount that were now disproportionately larger than those of the Company. The Company added four peers to ensure a sufficient sample size for data reporting and provide a reasonable level of continuity for year-over-year pay levels. As a result, the updated peer group criteria consisted of publicly-traded U.S. companies in the medical devices and biosurgical market space that were either profitable or nearing profitability, with approximately 80 to 700 employees, annual revenue of $40 million to $340 million, market capitalization in a range of $50 million to $500 million and strong revenue growth rates over the past three years. The Compensation Committee selected the following companies as the final peer group for purposes of recommending equity compensation awards for 2010 performance:

• Abaxis, Inc.	• LeMaitre Vascular
• Abiomed	• Meridian BioSciences
• Alphatec Holdings, Inc.	• Micrus Endovascular
• AngioDynamics	• Natus Medical Inc.
• Atricure	• Neogen Corporation
• Conceptus	• OraSure
• Cryolife, Inc.	• Osteotech, Inc.
• Endologix	• Quidel Corporation
• Exactech, Inc.	• RTI Biologics
• Genomic Health, Inc.	• Stereotaxis
• Kensey Nash Corporation	• Surmodics, Inc.

What are the individual components of the executive compensation program and why does the Company choose to pay them?

Our executive compensation program includes three key components: base salary; an annual cash performance bonus; and long-term incentive compensation in the form of stock options and/or other stock-based awards.

Base salary and related benefits are a fundamental element of overall pay and are geared toward attracting and retaining the executive officer. Annual and long-term incentives play an important role in motivating executive performance, retaining executives and aligning executive pay practices with the interests of shareholders. The variable or at-risk elements of annual and long-term incentive compensation are designed to reward the achievement of both short- and long-term goals.

Base Salary. The annual base salary is designed to compensate NEOs for their sustained performance and level of responsibility, and is established by the subjective evaluation of the NEO’s performance and experience. The CEO provides evaluations of NEOs (other than himself) to the Compensation Committee as part of this process. The Compensation Committee approved all 2010 salary adjustments for NEOs other than the CEO and presented its recommendation for the CEO’s 2010 salary to the full Board, which approved the salary increase. Adjustments in annual base salaries from the preceding year were designed to reflect performance and maintain competitive compensation.

Taking into consideration the responsibilities and performance of each NEO, comparative survey and peer group data, and the elimination of automobile allowances as discussed below, we adjusted the NEOs’ 2010 base salary rates by the percentages indicated in the following chart:

Name	2011 Base Salary	% Increase over 2010 Base Salary
Antony Koblish	$400,000	—
Nancy C. Broadbent	$292,100	—
Christopher H. Smith	$270,400	—
Maarten Persenaire	$277,600	—

For each of the NEOs, approximately 2.6% to 3.1% of the base salary percentage increase from 2009 to 2010 resulted from the inclusion in the 2010 base salary of amounts that had been categorized in 2009 as automobile allowances. Concurrently with the elimination of automobile allowances in 2010, the Company increased the NEOs’ base salaries by the amount of the annual automobile allowance paid in 2009. For Mr. Koblish, this amount was $10,800; for the remaining NEOs, this amount was $7,200.

As the results of comparable compensation data presented by Radford revealed that Mr. Koblish’s 2009 base salary was substantially below the 50th percentile, Mr. Koblish’s 2010 annual base salary rate increased approximately 13.3%, exclusive of the effects of the automobile allowance modification described above, in an effort to maintain competitive compensation.

As a result of the Company’s operating performance for 2010, no officer received any base salary increase for 2011 as indicated in the table below.

Name	2011 Base Salary	% Increase over 2010 Base Salary
Antony Koblish	$400,000	—
Nancy C. Broadbent	$292,100	—
Christopher H. Smith	$270,400	—
Maarten Persenaire	$277,600	—

Exclusive of amounts attributable to the automobile allowance modification described above, the annual salary rate increase for 2010 was 4.0% for Dr. Persenaire and 3.0% for Mr. Smith and Ms. Broadbent. However, Ms. Broadbent’s salary increase was pro-rated based on her hire date of May 26, 2009 and effectively equaled 1.8%, or 58% of the 3.0% annual rate increase.

Dr. Persenaire’s 2010 annual base salary rate increased by an additional 1% as compared to the annual rate increases for Mr. Smith and Ms. Broadbent in an effort to maintain competitive compensation as the results of comparable compensation data presented by Radford revealed that Dr. Persenaire’s 2009 base salary was below the 50th percentile.

As the results of comparable salary data presented by Radford in December 2010 indicated that the base salary of each NEO remained competitive and in an effort to control expenses, the salaries of the NEOs were not adjusted for 2011.

Annual Target Performance Bonus.

Overview. The Annual Target Performance Bonus program is established in order to promote the achievement of the Company’s annual performance objectives. The CEO and all officers reporting to the CEO are eligible to participate in the Annual Target Performance Bonus program. The Annual Target Performance Bonus program consists of two factors: Company and individual. The Company factor represents the degree to which we achieved our overall corporate performance objectives in a given year. For the individual factor, each employee is given an individual rating by his or her supervisor to reflect the employee’s performance against his or her goals for the year. For the NEOs, the performance bonus awarded is based upon overall achievement of the annual Company performance objectives (70% weighting) and individual performance for the year (30% weighting). We believe it is appropriate to allot a higher weighting to the Company factor in order to ensure that the bonus system for our management team is closely tied to our performance.

Under the Annual Target Performance Bonus plan, there is a minimum achievement level for each corporate goal below which no payout is earned for that particular goal, and a maximum capped payout under the program for each NEO equal to 200% of the NEO’s target bonus. In addition, the program has a funding threshold that must be satisfied in order for NEOs to receive any portion of the cash bonus under the program; however, the Compensation Committee has the discretion to pay the bonus in equity or a combination of equity and cash if the funding threshold is not met. In addition, the Compensation Committee has the ability to modify payouts under the program based on individual performance or other factors. Bonuses, if any, are paid during the first quarter of the year immediately following the year of measurement.

Target Bonus. The target bonus for each NEO is based on a specified percentage of the NEO’s base salary. The target bonus amounts for each officer reporting directly to the CEO are reviewed and approved by the Compensation Committee. The Compensation Committee also recommends to the independent members of the Board the target bonus amount for the CEO under the Annual Target Performance Bonus program. For 2010, the CEO’s target bonus opportunity under the Annual Target Performance Bonus program was 70% of his 2010 base salary, and the target bonus opportunity for which the other NEOs were eligible under the program was 50% of their respective 2010 base salaries.

Individual Performance Objectives. In addition to consideration of the achievement of the corporate performance objectives as described below, the Compensation Committee considers achievement of individual objectives and milestones during the year when making final bonus decisions. These considerations may increase or decrease the individual’s actual bonus amount. The CEO presents to the Compensation Committee his evaluation of each executive officer reporting directly to him, and the Compensation Committee evaluates the CEO’s individual performance.

Corporate Performance Objectives. The overall corporate goals are established by the Board based on recommendations by the Compensation Committee early each year. The objective is to link the NEOs’ bonus opportunity directly to common goals tied to Company performance consistent with the NEOs’ management of the entire Company. The Board sets a limited number of goals to better focus actions on identified, strategic business objectives. Each goal is separately weighted. If the Company’s achievement of a particular goal surpasses the target goal, additional value for such goal is assigned when calculating the performance bonus. Similarly, if the Company’s achievement of a particular goal falls below the target, the bonus amount attributable to that goal decreases.

Shortly after the end of each year, the Compensation Committee determines the degree to which each Company goal has been achieved. The targeted Company objectives for 2010 and corresponding weight given to each were as follows: 2010 product sales of $116.6 million (30% weighted); achievement of budgetary goals, which consisted of a targeted pre-tax profit of $2.4 million for 2010 (15% weighted) and cash position of $24.1 million at year-end (15% weighted); FDA regulatory approval of a new collagen processing facility (10% weighted); FDA regulatory clearance of a new Vitoss product iteration (10% weighted); achievement of certain milestones in the course of seeking FDA regulatory clearance of a new indication for the Company’s Cortoss product (10% weighted); and the achievement of certain product development goals (10% weighted). The Company achieved each of the non-financial goals for 2010 other than the product-development goal. With respect to the achievement of the financial goals, product sales for 2010 were $94.7 million, the net loss for 2010 was $6.0 million and the Company’s cash position was $22.4 million.

Bonus Amounts for 2010 Performance. Based on the Company’s degree of achievement of the 2010 corporate performance objectives, no NEO or officer reporting to the CEO received a bonus under the Annual Target Performance Bonus program. The NEOs were entitled to an annual bonus but, as a result of the Company’s operating performance, the Compensation Committee exercised its discretion and determined that no annual bonus would be awarded for 2010 as indicated in the table below.

Name	2010 Annual Bonus
Antony Koblish	—
Nancy C. Broadbent	—
Christopher H. Smith	—
Maarten Persenaire	—

Long-term Incentive Compensation. The Company believes that long-term performance is achieved through the use of stock and stock-based awards to encourage performance by employees. Our equity incentive program has been established to provide our employees, including the NEOs, with incentives to help align their interests with the interests of shareholders.

The Compensation Committee oversees the administration of the Company’s equity compensation plan. The equity compensation plan authorizes us to grant stock options, performance shares, restricted stock units and restricted stock to employees, directors and consultants.

Stock options granted by the Company have an exercise price equal to the fair market value of the Company’s Shares on the date of grant. Service-based stock options typically vest over a four-year period with 25% vesting on each twelve-month anniversary of the date of grant, subject to continued employment, and generally expire ten years after the date of grant. Fair market value is defined as the closing sale price of the Company’s Shares on the date of grant as reported on the NASDAQ Global Market. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended (the “Code”). The Company does not have a program, plan or practice to time option grants in coordination with the release of material non-public information. While the Company has historically made equity grants to executive officers on an annual basis, the Board and the Compensation Committee retain the discretion to make additional awards at other times in connection with the initial hiring of a new officer, for retention purposes or otherwise.

Equity awards help to provide a balance to the overall executive compensation program as both base salary and our Annual Target Performance Bonus program focus on short-term compensation, while the granting of equity awards is designed to increase shareholder value over the longer term and align the interests of employees who participate in our equity compensation program with the long-term interests of our shareholders. The vesting period of equity awards encourages employee retention and the preservation of shareholder value. We have not adopted stock ownership guidelines and our equity compensation plans have provided the principal method, other than through our employee stock purchase plan and open market purchases, for our executive officers to acquire equity in the Company.

For year-end equity compensation earned during 2010 and paid in 2011, the Compensation Committee and the Board decided to allocate the aggregate number of stock options to be awarded to NEOs equally between performance-based and service-based options. The Compensation Committee and the Board structured a significant portion of the overall equity awards as performance-based in order to further link NEO compensation with performance. The Compensation Committee approved the number of Shares underlying incentive stock options granted under our equity compensation plan to each NEO other than the CEO for 2010 performance. Based on the recommendation of the Compensation Committee, the Board approved the stock option grants to our CEO for 2010 performance. The aggregate amount of equity awards granted to each NEO was based on Orthovita’s achievement of annual performance objectives and the subjective evaluation of the NEO’s individual performance (consistent with the methodology described under “Annual Target Performance Bonus” above), as well as the competitiveness of the award in relation to peer group data. Other important factors considered by the Compensation Committee and Board in making the awards were the Compensation Committee’s and Board’s subjective view of the executive’s ability to enhance the financial and operational performance of the Company, and the expectation of the executive’s future performance and contributions. These equity awards are described below.

	Performance-Based Awards[1,2]		Service-Based Awards[2,3]
Named Executive Officer	# of Shares Underlying Options Granted	Grant Date Fair Value	# of Shares Underlying Options Granted	Grant Date Fair Value	Total Value
Mr. Koblish	250,000	$337,500	250,000	$330,000	$667,500
Ms. Broadbent	104,100	$140,535	104,100	$137,412	$277,947
Mr. Smith	100,000	$135,000	100,000	$132,000	$267,000
Dr. Persenaire	105,200	$142,020	105,200	$138,864	$280,884

(1)	If the Company achieves predetermined levels of both product sales revenue and operating income for the year ending December 31, 2011, the performance-based stock options will vest in equal one-third installments on the last calendar day of 2012, 2013 and 2014.

(2)	The per share exercise price of the options is $2.40, which was the closing price of the Shares as reported by Nasdaq on March 3, 2011, the date of grant of the options.
(3)	All service-based stock options granted to NEOs for 2010 annual performance vest 25% on an annual basis over a four year period commencing on March 3, 2011, the date of grant.

Our actual annual average “burn rate” (that is, the number of shares granted subject to long-term equity incentives divided by the total number of Shares outstanding) was approximately 2.4% during the period from 2008 through 2010, which is within the recommended guidelines of ISS, a major proxy advisory firm.

Certain Trading Policies. Each of our NEOs is permitted to trade in our securities only pursuant to a written plan for the automatic trading of securities in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Company policy prohibits our employees from engaging in any hedging or monetizing transactions involving our securities.

Employment Agreements and Change of Control Agreements. We have entered into employment agreements with each of our CEO and CFO. In 2010, after careful review of market practices and input from Radford, the Compensation Committee and the Board approved new severance and change of control agreements with each of the Company’s Senior Vice President of U.S. Sales and Chief Medical Officer. These agreements harmonized the severance and change-in-control protection for NEOs other than the CEO to ensure that this protection was consistent with peer company and market practices.

Each of these agreements provides for payments and other benefits if the officer’s employment is involuntarily terminated by the Company without cause, and for payments and other benefits upon a qualifying event or circumstances after there has been a change of control of the Company. Additional information regarding these agreements, including a definition of key terms and a quantification of benefits that would have been received by each of the NEOs had termination of employment occurred on December 31, 2010, is found under the heading “Potential Payments upon Termination or Change of Control” on page I-29 of this Information Statement.

The Compensation Committee believes that these agreements are an important part of overall compensation for our NEOs. The Compensation Committee further believes that these agreements will help to secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change of control. The Compensation Committee also believes that these agreements are important as a recruitment and retention device as many of the companies in our peer group with which we compete for executive talent have similar agreements in place for their executive officers.

Has the Company assessed whether there are any risks associated with its compensation policies and practices?

The Compensation Committee has reviewed material compensation policies and practices of the Company and concluded that these policies and practices do not encourage our employees to, or reward our employees for, taking inappropriate or excessive risks or create risks that are reasonably likely to have a material adverse effect on the Company. Specifically, our compensation programs contain many design features that mitigate the likelihood of inducing excessive risk-taking behavior by our employees, including our executive officers. These features include:

•	long-term incentives granted as equity vesting over multiple years;

•	multiple metrics in annual short-term incentive program that balances top line and bottom line financial objectives;

•	payout curves in our incentive program payout formulas, rather than an “all or nothing” approach;

•	caps on payout levels under our short-term incentive plan;

•	performance objectives and goals in our incentive programs are set with a reasonable probability of achievement;

•	the Compensation Committee’s ability to exercise downward discretion in determining incentive program payouts; and

•	the Compensation Committee has retained an external compensation consultant to advise on market practices and the suitability of its compensation actions and decisions.

With respect to compensation policies and practices for employees other than our executive officers, we note the following:

•	pay is structured to include both fixed (salary) and variable compensation (cash incentives and equity), with an emphasis on fixed compensation;

•	bonuses under our annual incentive plans have maximum payout levels that are capped;

•	all bonus-eligible employees are subject to the same corporate goals as our executive officers;

•	compensation decisions for employees are subject to review at multiple levels in the Company, including by individual managers, human resources and executive officers; and

•	individual performance is a significant component of our bonus plan.

What are the significant tax and accounting considerations for executive compensation?

Certain provisions of the Code generally provide that a publicly-held corporation may not deduct compensation for its chief executive officer or each of other specified executive officers to the extent that such compensation exceeds $1 million per year for the executive. This limitation does not apply to compensation that qualifies under applicable regulations as “performance-based.” It is not expected that these provisions will adversely affect the Company based on its current compensatory structure. In this regard, base salary and bonus levels are expected to remain below the $1 million limitation in the foreseeable future. In addition, the Company’s equity compensation plan is designed to preserve, to the extent otherwise available, the deductibility of income realized upon the exercise of stock options under the plan.

The Company accounts for stock options and other stock-based awards in accordance with the Financial Accounting Standards Board’s Codification Topic 718. The accounting treatment for awards is taken into consideration in the design of the Company’s long-term incentive program.

Report of the Compensation Committee

To our Shareholders:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Information Statement.

Based on the review and discussions referred to in the preceding paragraph, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement and incorporated by reference into Orthovita’s Annual Report on Form 10-K for the year ended December 31, 2010.

Paul G. Thomas, Chairman

R. Scott Barry

Paul Touhey

No portion of the foregoing report shall be deemed “soliciting material” or incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, by any general statement incorporating by reference this Information Statement, except to the extent that the Company specifically incorporates this information by reference. In addition, this report shall not otherwise be deemed filed under such Acts.

Summary Compensation Table

The following table sets forth information regarding 2010, 2009 and 2008 compensation for our Chief Executive Officer, our Chief Financial Officer during 2010, and two other individuals who served as our executive officers during 2010 (collectively, “Named Executive Officers” or “NEOs”).

Executive Officer Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		All Other Compensation ($)(4)	Total ($)
Antony Koblish,	2010	397,300	—	—	684,000	—		12,853	1,094,153
Chief Executive Officer	2009	343,500	—	—	254,100	238,904		23,712	860,216
	2008	327,100	—	—	338,000	251,900		23,374	940,374

Nancy C. Broadbent,	2010	290,300	—	—	171,000	—		11,472	472,772
Senior Vice President and Chief Financial Officer(5)	2009	167,641	—	—	813,000	92,568		10,424	1,083,633
	2008	—	—	—	—	—		—	—

Christopher H. Smith,	2010	268,600	—	—	193,800	—		11,241	473,641
Senior Vice President	2009	255,500	—	—	92,400	126,473		18,984	493,357
	2008	233,000	—	—	135,200	154,650	(6)	18,517	541,367

Maarten Persenaire,	2010	275,800	—	—	228,000	—		12,131	515,931
Chief Medical Officer	2009	260,000	—	—	77,000	126,880		20,040	483,920
	2008	250,000	—	—	160,550	103,000		19,716	533,266

(1)	This column presents bonus amounts awarded under the Annual Target Performance Bonus program that were not based on performance targets pre-established by the Board or Compensation Committee and communicated to the NEOs. Bonus amounts relating to performance over a specified period based on performance targets pre-established by the Board or Compensation Committee and communicated to the NEOs are set forth under the “Non-Equity Incentive Plan Compensation” column.
(2)	This column presents the aggregate grant date fair value of option awards granted during the applicable year computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation—Stock Compensation,” and does not reflect the value of shares actually received by the NEO during the year or which may be received in the future with respect to these stock options. The assumptions used in determining the amounts listed in this column are set forth in note 2 to our consolidated financial statements included in our 2010 Annual Report on Form 10-K, filed with the Commission on March 16, 2011.
(3)	The amounts in this column are the annual bonus amounts for achievement of corporate and individual goals in 2010, 2009 and 2008. The amounts shown for 2009 and 2008 were paid in cash in March of each of 2010 and 2009, respectively, under the Annual Target Performance Bonus program.
(4)	All other compensation includes the following perquisites and other benefits, valued at the incremental cost to the Company: automobile allowance, tax gross ups, life insurance premiums and 401(k) matching contributions.
(5)	Ms. Broadbent joined Orthovita as our Senior Vice President and Chief Financial Officer in May 2009.
(6)	Mr. Smith’s non-equity incentive plan compensation for 2008 included $74,603 for achievement of sales performance targets in 2008, which we paid in cash, under a quarterly performance program. Commencing in 2009, the quarterly performance program was no longer a compensation program for Mr. Smith.

The following table shows the grants of awards made in 2010 to NEOs:

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)(2)	Threshold (#)	Target (#)	Maximum (#)
A. Koblish	01/01/10	0	272,440	544,880	—	—	—	—	—	—	—
	03/04/10				—	—	—	—	300,000	4.09
N. Broadbent	01/01/10	0	142,450	284,900	—	—	—	—	—	—	—
	03/04/10	—	—	—	—	—	—	—	75,000	4.09
C. Smith	01/01/10	0	131,600	263,200	—	—	—	—	—	—	—
	03/04/10	—	—	—	—	—	—	—	85,000	4.09
M. Persenaire	01/01/10	0	135,200	270,400	—	—	—	—			—
	03/04/10	—	—	—	—	—	—	—	100,000	4.09	—

(1)	Describes amounts under our 2010 Annual Target Performance Bonus program. No NEO received an annual cash incentive award for achievement of corporate goals in 2010 under the Annual Target Performance Bonus program.
(2)	Our Annual Target Performance Bonus Program has a maximum future payout of 200% of the target bonus.
(3)	This column presents the aggregate grant date fair value of the stock options awarded during 2010 under our equity compensation plan, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in determining these amounts are set forth in note 2 to our consolidated financial statements included in our 2010 Annual Report to Shareholders on Form 10-K, filed with the Commission on March 16, 2011.

The following table provides information regarding unexercised stock options and unvested stock awards held by the NEOs as of December 31, 2010. All market values in the table are based on a market value of our Shares of $2.01, the closing price of our Shares on December 31, 2010, the last trading day of 2010, as reported by the NASDAQ Global Market.

Outstanding Equity Awards at Fiscal Year-End 2010

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options(1) (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested(2) (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
A. Koblish	—	—	—	—	—	62,500	125,625	—	—
	25,000	—	—	5.56	01/31/2011	—	—	—	—
	30,000	—	—	2.48	01/24/2012	—	—	—	—
	28,000	—	—	3.00	01/24/2012	—	—	—	—
	100,000	—	—	2.28	04/23/2012	—	—	—	—
	20,000	—	—	2.80	12/18/2012	—	—	—	—
	200,000	—	—	3.12	12/22/2013	—	—	—	—
	300,000	—	—	4.45	05/04/2014	—	—	—	—
	5,000	—	—	4.51	09/01/2014	—	—	—	—
	281,520	—	—	3.69	12/23/2015	—	—	—	—
	100,000	100,000	—	2.87	02/28/2018	—	—	—	—
	41,250	123,750	—	2.77	03/03/2019	—	—	—	—
	—	300,000	—	4.09	03/04/2020	—	—	—	—
Total	1,130,770	523,750				62,500	125,625
N. Broadbent	37,500	262,500	—	4.89	06/23/2019	—	—	—	—
	—	75,000	—	4.09	03/04/2020	—	—	—	—
Total	37,500	337,500				—	—	—	—
C. H. Smith	—	—	—	—	—	10,000	20,100	—	—
	150,000	—	—	3.54	02/27/2014	—	—	—	—
	130,000	—	—	4.45	05/04/2014	—	—	—	—
	57,164	—	—	3.69	12/23/2015	—	—	—	—
	40,000	40,000	—	2.87	02/28/2018	—	—	—	—
	15,000	45,000	—	2.77	03/03/2019	—	—	—	—
	—	85,000	—	4.09	03/04/2020	—	—	—	—
Total	392,164	170,000				10,000	20,100
M. Persenaire	—	—	—	—	—	5,000	10,050	—	—
	15,000	—	—	5.56	01/31/2011	—	—	—	—
	18,000	—	—	3.00	01/24/2012	—	—	—	—
	30,000	—	—	2.80	12/18/2012	—	—	—	—
	110,000	—	—	3.12	12/22/2013	—	—	—	—
	110,000	—	—	4.45	05/04/2014	—	—	—	—
	5,000	—	—	4.51	09/01/2014	—	—	—	—
	28,543	—	—	3.69	12/23/2015	—	—	—	—
	47,500	47,500	—	2.87	02/28/2018	—	—	—	—
	12,500	37,500	—	2.77	03/03/2019	—	—	—	—
	—	100,000	—	4.09	03/04/2020	—	—	—	—
Total	376,543	185,000				5,000	10,050

(1)

Options listed in column (c) were not vested as of December 31, 2010. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued

employment and to acceleration in the event of a change in control. Options listed in this table and held by Mr. Koblish and Ms. Broadbent are also subject to acceleration in the event of a termination of employment by the Company without cause at any time or a constructive termination of employment within 12 months following a change of control of the Company pursuant to the terms of their respective employment agreements.

	Future Vesting Dates	Number of Options Vesting
Grant Date		A. Koblish	N. Broadbent	C. H. Smith	M. Persenaire
02/29/08	03/01/11	50,000	—	20,000	23,750
	02/29/12	50,000	—	20,000	23,750
03/03/09	03/03/11	41,250	—	15,000	12,500
	03/03/12	41,250	—	15,000	12,500
	03/03/13	41,250	—	15,000	12,500
06/23/09	06/23/11	—	37,500	—	—
	06/23/12	—	112,500	—	—
	06/23/13	—	112,500	—	—
03/04/10	03/04/11	75,000	18,750	21,250	25,000
	03/04/12	75,000	18,750	21,250	25,000
	03/04/13	75,000	18,750	21,250	25,000
	03/04/14	75,000	18,750	21,250	25,000
Total per Executive		523,750	337,500	170,000	185,000

(2)	The table below reflects the number of restricted shares held by each executive as of December 31, 2010. All of these shares subsequently vested in March 2011.

	Future Vesting Date	Number of Shares Vesting
Grant Date		A. Koblish	N. Broadbent	C. H. Smith	M. Persenaire
03/06/07	03/06/11	62,500	—	10,000	5,000
Total		62,500	—	10,000	5,000

During 2010, no NEO acquired Shares as a result of the vesting of restricted stock and restricted stock units and/or the exercise of stock options.

Potential Payments Upon Termination or Change of Control

We have entered into employment agreements with each of Mr. Koblish and Ms. Broadbent, and we have entered into severance and change of control agreements with each of Mr. Smith and Dr. Persenaire. We describe our obligations for potential payments upon termination or a change of control under these respective agreements below.

Employment Agreements of Mr. Koblish and Ms. Broadbent; Severance and Change of Control Agreements with Dr. Persenaire and Mr. Smith

We have entered into employment agreements with each of Mr. Koblish and Ms. Broadbent, which were amended and restated in March 2010. The current term of Mr. Koblish’s agreement expires in April 2012 and the current term of Ms. Broadbent’s agreement expires in May 2012. At the end of the current term under each of these agreements, the term of such agreement renews for successive twelve-month periods annually, unless we give written notice of non-renewal to the executive at least 180 days prior to the expiration of the then-current term.

In August 2010, we entered into severance and change of control agreements with each of Mr. Smith and Dr. Persenaire. The severance and change of control provisions for Mr. Smith and Dr. Persenaire are the same as those extended to Ms. Broadbent, except that Ms. Broadbent’s unvested equity awards granted prior to 2010 are subject to acceleration of vesting upon her termination by the Company without Cause prior to a Change of Control or more than twelve months following a Change of Control.

Each of the employment agreements and each of the severance and change of control agreements provides for certain compensation and benefits in the event that (1) we terminate the executive’s employment (other than for “Cause”); (2) the executive resigns for “Good Reason” within twelve months following a Change of Control of the Company; or (3) a Change of Control of the Company occurs.

Defined Terms. The following terms are used throughout this section and are applicable to the agreements with each of Mr. Koblish, Ms. Broadbent, Mr. Smith and Dr. Persenaire:

Cause means:

•	conviction of a felony;

•	commission of an intentional act of fraud, embezzlement, or theft, or engagement in gross negligence in connection with the executive’s duties in the course of his or her employment with us;

•

an intentional breach of the executive’s obligations under the employment agreement, including inattention to or neglect of duties, that is materially harmful to our business and remains uncured thirty days after receiving written notice from the Board specifying the details thereof; or

•

the failure by the executive to follow the lawful directives of the CEO or the Board, provided that the executive shall have been given reasonably detailed notice that such an event constituting cause for termination has occurred and a thirty-day cure period.

Change of Control has the meaning set forth in our equity compensation plan. Any of the following situations would constitute a “Change of Control” under the agreements with each of Mr. Koblish, Ms. Broadbent, Mr. Smith and Dr. Persenaire:

•	the acquisition by a person of securities having more than 50% of the voting power of our outstanding securities;

•	a sale or other disposition of all or substantially all of our assets;

•	our liquidation or dissolution;

•

a merger or consolidation of the Company with another entity in which our shareholders immediately prior to such transaction do not beneficially own, immediately after such transaction, at least 50% of the voting power of the surviving entity; or

•

individuals who, as of April 12, 2007, were members of our Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any person becoming a director subsequent to such date whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the Incumbent Directors who are directors at the time of such vote is deemed to be an Incumbent Director.

Good Reason means the occurrence of any of the following events or conditions:

•	a material diminution in the executive’s duties, responsibilities or authority;

•	a material reduction in the executive’s base salary except as part of an across the board reduction applicable to executives generally; or

•	a failure of the Company to comply with any of the material terms of the relevant employment agreement.

However, any of the events or conditions described above will only constitute Good Reason if (a) the executive provides us with reasonably detailed written notice that such an event constituting cause for termination has occurred; and (b) the Company does not remedy the event or condition within thirty days of receiving the executive’s written notice. In addition, the executive must provide the Company written notice within ninety days following the event that constitutes Good Reason and the executive’s termination must occur within one year following such event.

Termination without Cause; Resignation for Good Reason Following a Change of Control. If (a) we terminate Mr. Koblish, Ms. Broadbent, Mr. Smith or Dr. Persenaire without Cause or, within twelve months following the occurrence of a Change of Control, the executive resigns for Good Reason, and (b) the executive executes a release waiving any and all current and future claims against us relating to his or her employment with, or termination by, the Company, such executive would be entitled to:

•

in the case of Mr. Koblish, a cash amount equal to twenty-four months of his then current base salary, payable in normal installments in accordance with the Company’s payroll practices; provided, however, that such amount would equal only eighteen months of current base salary if the termination without Cause occurs prior to a Change of Control or more than twelve months after the occurrence of a Change of Control;

•

in the case of Ms. Broadbent, Mr. Smith or Dr. Persenaire, a cash amount equal to eighteen months of her or his then current base salary, payable in normal installments in accordance with the Company’s payroll practices; provided, however, that such amount would equal only twelve months of current base salary if the termination without Cause occurs prior to a Change of Control or more than twelve months after the occurrence of a Change of Control;

•

a pro rata bonus for the year in which the executive’s termination of employment occurs to the extent that such amount would have been earned in accordance with the terms of the Company’s annual incentive program, payable on the date on which other bonuses are paid for the year to other employees after the end of the year to which the bonus relates; provided that in no event shall the executive’s pro rata bonus be paid later than March 15 of the calendar year following the fiscal year for which it was earned, except to the extent required to be delayed under section 409A of the Code;

•

an amount equal to the health care continuation coverage premium for the executive, her or his spouse and dependents until (x) the expiration of the period following the executive’s termination equal in duration to the severance period set forth in the first two bullet points above (twelve to twenty-four months, as applicable) or (y) the executive becomes eligible for coverage under a plan maintained by a new employer or under a plan maintained by her or his spouse’s employer, whichever is sooner, which amounts are payable monthly;

•

to the extent not already paid, any annual bonus payable with respect to a calendar year that ended prior to that termination, accrued salary and any benefits accrued and due under any applicable benefit plans and programs of the Company; and

•

full vesting of all outstanding unvested stock options, restricted stock, restricted stock units and other equity rights held by the executive as of the date of the executive’s termination without Cause or resignation for Good Reason within twelve months after the occurrence of a Change of Control; provided, however, that equity awards granted to either Mr. Koblish or Ms. Broadbent after 2009 and equity awards granted to Mr. Smith or Dr. Persenaire at any time are not subject to acceleration of vesting upon termination of the executive’s employment without Cause prior to a Change of Control or more than twelve months after the occurrence of a Change of Control.

If Mr. Koblish, Ms. Broadbent, Mr. Smith or Dr. Persenaire is determined to be a Specified Employee (as defined under section 409A of the Code), any amounts payable to such executive upon separation from employment that are deferred compensation under section 409A of the Code shall be postponed and shall be paid in a lump sum after the first to occur of (i) the date that is six months following the executive’s separation from employment or (ii) the executive’s death. This section 409A postponement period shall not apply to (x) separation pay that is exempt from section 409A of the Code and (y) amounts exempt from section 409A of the Code under the short term deferral exception. Each of the employment agreements with Mr. Koblish and Ms. Broadbent and each of the severance and change of control agreements with Mr. Smith and Dr. Persenaire provides that if any amount or benefit to be paid or provided by the Company thereunder or under any other agreement to or for the benefit of the executive would be an “excess parachute payment,” within the meaning of section 280G of the Code and subject to Code section 4999 excise taxes, then the payments and benefits to be paid or provided shall be reduced, but only to the extent that the net after-tax amount received after the reduction is greater than what the executive would have received in the absence of a reduction.

Restrictive Covenants. Mr. Koblish is bound by certain non-competition and non-solicitation covenants which extend for a period of eighteen months following termination of employment. Each of Ms. Broadbent, Mr. Smith and Dr. Persenaire is bound by certain non-competition and non-solicitation covenants which extend for a period of twelve months following termination of employment. Each of Mr. Koblish, Ms. Broadbent, Mr. Smith and Dr. Persenaire is bound by certain confidentiality obligations which survive termination of employment.

Effect of a Change of Control on Unvested Equity Awards

With respect to each of Mr. Koblish, Ms. Broadbent, Mr. Smith and Dr. Persenaire, upon the occurrence of a Change of Control of the Company (as such term is defined in the Company’s equity compensation plan), one hundred percent of any stock option, restricted stock or other stock grants or awards made to such NEO that have not yet become exercisable or vested shall become exercisable or vested.

The following table sets forth our estimated payment obligations under the employment agreements with each of Mr. Koblish and Ms. Broadbent and under the severance and change of control agreements with each of Mr. Smith and Dr. Persenaire under various scenarios. The amounts shown assume that such termination was effective on December 31, 2010 and thus includes estimates of the amounts which would be paid out to the NEOs upon their termination in accordance with the terms of the applicable agreements as described above.

	Termination Without Cause in the absence of a Change of Control(1)				Termination Without Cause or for Good Reason within twelve months following a Change of Control(1)
Name	Salary and Bonus ($)(2)	Health and Welfare Benefits ($)	Acceleration of Equity Vesting ($)(3)	Total ($)	Salary and Bonus ($)(2)	Health and Welfare Benefits ($)	Acceleration of Equity Vesting ($)(3)	Total ($)
A. Koblish	600,000	29,855	125,625	755,480	800,000	39,808	125,625	965,433
N. Broadbent	292,100	19,904	—	312,004	438,150	29,855	—	468,005
C. H. Smith	270,400	19,904	—	290,304	405,600	29,855	20,100	455,555
M. Persenaire	277,600	19,904	—	297,504	416,400	29,855	10,050	456,305

(1)	Assumes that the executive executes and delivers a general release in favor of the Company.
(2)	Assumes the bonus actually paid with respect to 2010 under the Annual Target Performance Bonus program.
(3)	Amounts shown in this column table are based on a market value of the Company’s Shares of $2.01, the closing price of our Shares on December 31, 2010, the last trading day of 2010, as reported by the NASDAQ Global Market. Includes restricted stock unit awards and options outstanding as of December 31, 2010 but excludes option awards granted in March 2011.

DIRECTORS’ COMPENSATION

Only non-employee directors receive any compensation for service on the Board or its committees. Directors who were not employees of Orthovita received the following compensation:

Cash Compensation	Annual Retainer Amounts, paid quarterly in arrears
All Board members	$25,000
Additional amounts for Board service
Board chairperson	$25,000
Audit Committee
Chairperson	$20,000
Non-chairperson member	$13,000
Compensation Committee
Chairperson	$12,500
Non-chairperson member	$9,000
Nominating and Corporate Governance Committee
Chairperson	$6,500
Non-chairperson member	$6,000

Equity Compensation

Initial Stock Option Grant	Ten-year options to purchase 57,000 Shares, vesting in equal installments of 25% on each of the first four anniversaries of the date of grant, with an exercise price per share equal to the market price of the Shares on the date the director is elected to the Board. Vesting may not be accelerated. While a new non-employee director would have been eligible to receive an initial stock grant, no new directors were elected and no initial stock grants were awarded during 2010.
Annual Stock Option Grant	Ten-year options to purchase 14,000 Shares vesting in equal installments of 25% on each of the first four anniversaries of the date of grant, with an exercise price per share equal to the market price of the Shares on the date of grant. Vesting may not be accelerated.
Annual Restricted Share Grant	4,700 restricted Shares, vesting in equal one-third installments on each of the first three anniversaries of the date of grant or upon the earlier of (i) a change in control of the Company, as defined in the Company’s equity compensation plan; (ii) the recipient’s departure in good standing from the Board, as determined by the Nominating and Corporate Governance Committee of the Board when the recipient has either served as a Board member for at least five years or the sum of the recipient’s age and years of service as a Board member equals at least 65; and (iii) the recipient’s death.

Non-employee directors receive cash reimbursement for travel expenses to the Board meetings. The Company maintains liability insurance for the benefit of all of the Company’s directors. In addition, the Company has entered into indemnification agreements with each of its directors. Under these agreements, our directors will be indemnified against liabilities and expenses incurred in connection with their services to us to the fullest extent permitted under Pennsylvania law.

The following table shows compensation paid to non-employee directors for 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1,3) ($)	Option Awards(2,3) ($)	Total ($)
R. Scott Barry	—	9,024	14,840	23,864
Morris Cheston, Jr.	44,500	9,024	14,840	68,364
Mary Paetzold	45,000	9,024	14,840	68,364
Paul G. Thomas	37,500	9,024	14,840	61,364
William E. Tidmore, Jr.	63,000	9,024	14,840	86,864
Paul Touhey	40,000	9,024	14,840	63,864

(1)	On July 26, 2010, each non-employee director then serving on our Board received a grant of 4,700 shares of restricted stock. The shares vest in equal one-third installments on each of the first three anniversaries of the date of grant or upon the earlier of (i) a change in control of the Company, as defined in our equity compensation plan; (ii) the non-employee director’s departure in good standing from our Board, as determined by the Nominating and Corporate Governance Committee of the Board provided the departing director has served for at least five years or the sum of the departing director’s age and years of service on our Board equals at least 65; and (iii) the non-employee director’s death. The amounts disclosed in this column are the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board’s Codification Topic 718. The grant date fair value per share of these restricted stock awards was $9,024.
(2)	On July 26, 2010, each non-employee director received a grant of options to purchase 14,000 Shares at an exercise price of $1.92 per share. These options vest in equal installments of 25% on each of the first four anniversaries of the date of grant. The amounts disclosed in this column are the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board’s Codification Topic 718. The grant date fair value per share of these stock option awards was $14,840.
(3)	The following table discloses the aggregate number of stock awards and options outstanding as of December 31, 2010 for each of our non-employee directors who served during 2010 and who are standing for re-election:

Name	Stock Awards (#)	Option Awards (#)
R. Scott Barry	7,834	28,000
Morris Cheston, Jr.	18,605	134,500
Mary Paetzold	18,605	146,583
Paul G. Thomas	9,401	67,000
William E. Tidmore, Jr.	9,401	67,000
Paul Touhey	14,573	77,000

For purposes of this table, a stock award is not considered outstanding after it is fully vested.

STOCK OWNERSHIP

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us regarding the beneficial ownership of our Shares as of April 22, 2011 (except as specified below) by (1) all beneficial owners of five percent or more of the Shares; (2) each director and nominee for election as director; (3) each executive officer named in the Summary Compensation Table included elsewhere in this Information Statement; and (4) all executive officers, directors and nominees for election as director of Orthovita as a group.

Name	Number of Shares Beneficially Owned(1)(2)		Ownership Percentage(3)
FMR LLC	11,530,773	(4)	15.0%
Essex Woodlands Health Ventures Fund VII, L.P.	9,633,139	(5)	12.5%
Paradigm Capital Management, Inc.	5,473,528	(6)	7.1%
BlackRock Inc.	4,351,680	(7)	5.6%
Antony Koblish	1,438,758	(8)	1.8%
Maarten Persenaire	513,755	(9)	*
Christopher H. Smith	481,765	(10)	*
Nancy C. Broadbent	198,750	(11)	*
Mary Paetzold	141,875	(12)	*
Morris Cheston, Jr.	135,972	(13)	*
Paul Touhey	84,772	(14)	*
Paul G. Thomas	49,600	(15)	*
William E. Tidmore, Jr.	49,600	(15)	*
R. Scott Barry	16,650	(16)	*
Directors and executive officers as a group (10 persons)	2,622,141	(17)	3.9%

*	Less than 1%
(1)	This table is based on information supplied by officers, directors and principal shareholders of Orthovita and on any Schedules 13D or 13G filed with the Commission. Each of the shareholders named in this table has sole voting and dispositive power with respect to the shares indicated as beneficially owned except as otherwise indicated in the footnotes to this table.
(2)	Beneficial ownership is determined in accordance with rules of the Commission and means voting or investment power with respect to securities. For this purpose, the number of shares beneficially owned includes shares that can be acquired upon the exercise of stock options exercisable currently or exercisable within sixty days of April 22, 2011.
(3)	Applicable ownership percentage is based on 77,028,457 Shares outstanding on April 22, 2011. Shares issuable upon the exercise of stock options exercisable currently, or exercisable within 60 days of April 22, 2011, are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(4)	The address of FMR LLC (“FMR”) is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this table with respect to FMR is derived from a Schedule 13G amendment filed with the Commission on February 14, 2011 by FMR.
(5)	As of February 11, 2009, Essex Woodlands Health Ventures Fund VII, L.P. (the “Fund”) owns 9,633,139 Shares. The information in this table with respect to the Fund is derived from a Schedule 13G amendment filed by the Fund with the Commission on February 11, 2009. Scott Barry, a member of our Board and Partner at Essex Woodlands Health Ventures, disclaims beneficial ownership of the Fund’s shares.

(6)	The address of Paradigm Capital Management, Inc. (“Paradigm”) is Nine Elk Street, Albany, New York 12207. The information in this table with respect to Paradigm is derived from a Schedule 13G filed with the Commission on February 14, 2011 by Paradigm.
(7)

The address of BlackRock Inc. (“BlackRock”) is 40 East 52nd Street, New York, New York 10022. The information in this table with respect to BlackRock is derived from a Schedule 13G filed with the Commission on February 7, 2011 by Blackrock.

(8)	Includes 1,272,020 shares underlying stock options.
(9)	Includes 422,793 shares underlying stock options.
(10)	Includes 448,414 shares underlying stock options.
(11)	Includes 93,750 shares underlying stock options.
(12)	Includes 115,083 shares underlying stock options.
(13)	Includes 103,000 shares underlying stock options.
(14)	Includes 45,500 shares underlying stock options.
(15)	Includes 35,500 shares underlying stock options.
(16)	Includes 3,500 shares underlying stock options.
(17)	Includes 2,539,560 shares underlying stock options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the directors, certain of the Company’s officers, and persons or entities who own more than ten percent of Orthovita’s Shares, to file with the Commission reports of beneficial ownership and changes in beneficial ownership of the Company’s Shares. The directors and these officers and shareholders are required by regulations to furnish the Company with copies of all forms they file under Section 16(a).

Based solely upon a review of the copies of such reports furnished to the Company and written representations from such directors and officers, the Company believes that all Section 16(a) filing requirements were satisfied during 2010.

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on Orthovita Shares during the five fiscal years ended December 31, 2010 with the cumulative total return on the NASDAQ Biotechnology Index, the NASDAQ Global Select Market Composite Index and the NASDAQ Composite Index. The comparison assumes $100 was invested on December 31, 2005 in Orthovita Shares and in each of such indices and assumes reinvestment of any dividends.

Effective July 3, 2006, the NASDAQ Stock Market reclassified its listings into different market tier designations. As part of this reclassification, the NASDAQ National Market was renamed as the NASDAQ Global Market. In addition, the NASDAQ Stock Market created the NASDAQ Global Select Market and the NASDAQ Global Select Market Composite Index.

The NASDAQ Global Select Market Composite Index is a market capitalization weighted index that measures all NASDAQ domestic and international based common type stocks listed on the NASDAQ Global Select Market. The index carries the index history of the NASDAQ National Market Composite Index. Orthovita’s Shares traded on the NASDAQ National Market for the periods shown through June 2006. Accordingly, data for the NASDAQ Global Select Market Composite Index is shown in the graph below as a historic index for the periods shown.

The NASDAQ Composite Index measures all NASDAQ domestic and international based common type stocks listed on the NASDAQ Stock Market. On July 3, 2006, Orthovita’s Shares commenced trading on the NASDAQ Global Market in connection with the launch of that market.

	2005	2006	2007	2008	2009	2010
Orthovita, Inc.	$100.00	$93.56	$89.95	$87.37	$90.46	$51.80
NASDAQ Composite Index	$100.00	$112.28	$124.98	$74.31	$107.28	$126.32
NASDAQ Global Select Market Composite Index	$100.00	$113.57	$127.29	$75.22	$110.99	$130.77
NASDAQ Biotechnology Index	$100.00	$99.62	$103.20	$96.49	$106.86	$115.04

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2010, there were no transactions, nor are there currently any proposed transactions, in which the Company was or is to be a participant and the amount exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of our Board is responsible for reviewing and approving any transactions in which the Company is to be a participant and the amount exceeds $120,000, and in which any related person will have a direct or indirect material interest. This obligation is set forth in the Audit Committee Charter, a copy of which is available on our website at www.orthovita.com.

To identify any related party transactions, each year the Company requires directors and officers to complete director and officer questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. The Company reviews related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with our interests or business. Our Code of Conduct requires all directors, officers and employees who may have or learn of a potential or apparent conflict of interest to immediately notify our Compliance Officer or the Audit Committee.

The Company expects directors, officers and employees to act and make decisions that are in our best interests and encourage them to avoid situations which present a conflict of interest between the interests of the Company and their own personal interests. Our directors, officers and employees are prohibited from taking any actions that may make it more difficult for them to perform their duties, responsibilities and services to us in an objective and fair manner.

A copy of our Code of Conduct is available on our website at www.orthovita.com.

ANNEX II

May 16, 2011

The Board of Directors

Orthovita, Inc.

77 Great Valley Parkway

Malvern, Pennsylvania 19355

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Orthovita, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of May 16, 2011 (the “Agreement”), among the Company, Stryker Corporation (“Parent”) and its wholly-owned subsidiary, Owl Acquisition Corporation (“Merger Sub”). Pursuant to the Agreement, Parent will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $3.85 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned of record by the Company, any of its wholly owned subsidiaries, Parent or Merger Sub, and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or

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Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and Parent in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Parent, for which we and such affiliates have received customary compensation. Such services during such period have included acting as co-manager of an offering of Parent’s debt securities in January 2010 and providing asset and wealth management as well as treasury and security services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

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The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

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